FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


For November 13, 2007
Commission File Number: 0-30204

                         Internet Initiative Japan Inc.
                 (Translation of registrant's name into English)
 Jinbocho Mitsui Bldg. 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan

                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                          Form 20-F [ X ] Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes [ ] No [ X ]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

                                  EXHIBIT INDEX


Exhibit         Date            Description of Exhibit
-------         ----            ----------------------
  1          2007/11/12         IIJ Announces Second Quarter Results for the
                                Fiscal Year Ending March 31, 2008

                                                                       Exhibit 1


             IIJ Announces Second Quarter Results for the
                  Fiscal Year Ending March 31, 2008


    TOKYO--(BUSINESS WIRE)--Nov. 13, 2007--Internet Initiative Japan Inc. (Nasdaq:IIJI) (Tokyo Stock Exchange First Section: 3774) ("IIJ"), one of Japan's leading Internet-access and comprehensive network solutions providers, today announced its financial results for the second quarter of the fiscal year ending March 31, 2008 ("FY2007")(1).

              Highlights of Second Quarter FY2007 Results

    -- Revenue totaled JPY 16,294 million ($ 141.7 million), an increase of 16.3% from 2Q06.

    -- Operating income was JPY 1,125 million ($9.8 million), an increase of 38.6% from 2Q06.

    -- Net income was JPY 2,907 million ($25.3 million), an increase of 37.1% from 2Q06.

    -- Today, IIJ's board of directors resolved to pay a cash dividend of JPY 750 per share of common stock for the interim period ended September 30, 2007 (400 American Depository
        Shares represent 1 share of common stock).

                    Financial Targets for FY2007(2)

    -- We are maintaining our initial targets for the full FY2007 that we disclosed on May 15, 2007.

    -- We plan to pay an additional cash dividend of JPY 750 per share of common stock for FY2007.

    Overview of 2nd Quarter FY2007 Financial Results and Business
Outlook(2)

    "We continued to record good results in 2Q07," said Koichi Suzuki, President and CEO of IIJ. "The revenues and operating income have shown a steady increasing trend supported by the favorable increase in monthly recurring revenues from our Internet connectivity and value-added services, or VAS. Revenues from Internet connectivity services increased continuously in 2Q07 mainly due to the shift by corporate customers to higher speeds and our business expansion in the home users market by our acquisition of hi-ho, Inc., or hi-ho. Corporate customers keep showing strong demands for our outsourcing services including anti-spam services and data centers to reduce the risk of interruptions to their businesses and increase security measures. As a result, the gross margin from connectivity and VAS increased by 48.4% compared to 2Q06. For systems integration, or SI, we continued to see strong demands and revenues from SI increased by 10.3% compared to 2Q06. Some projects are becoming larger in scale and are expected to be completed in the last half of FY2007 and the order backlog for SI and equipment sales increased by 82.8% compared to 2Q06."

    "In 2Q07, we continued to build the basis for further growth in the middle and long-term," continued Suzuki. "In August 2007, we announced that we would provide our high-quality content distribution platform to "acTVila", TV portals established by major home appliance manufacturers in Japan for digital televisions connected to the Internet. In September 2007, GDX Japan Inc., or GDX, our consolidated subsidiary, announced that it will provide "GDX Trusted Platform" to offer corporate customers a revolutionary and highly reliable e-mail messaging infrastructure."

2nd Quarter FY2007 Financial Results
Results of Operation
Operating Results Summary                            (JPY in millions)
                                               2Q07    2Q06     YoY %
                                                               change
----------------------------------------------------------------------
Total Revenues                                16,294    14,007  16.3%
--------------------------------------------- ------ --------- -------
Total Costs                                   12,869    11,448  12.4%
--------------------------------------------- ------ --------- -------
SG&A Expenses and R&D                          2,301     1,747  31.7%
--------------------------------------------- ------ --------- -------
Operating Income                               1,125       811  38.6%
--------------------------------------------- ------ --------- -------
Income before Income Tax Benefit(3)              941     1,145 (17.9%)
--------------------------------------------- ------ --------- -------
Net Income                                     2,907     2,120  37.1%
--------------------------------------------- ------ --------- -------

    Revenues

    Revenues in 2Q07 totaled JPY 16,294 million, an increase of 16.3% from JPY 14,007 million in 2Q06.


                                                     (JPY in millions)
                 Revenues
                                              2Q07     2Q06     YoY %
                                                               change
----------------------------------------------------------------------
Total Revenues:                               16,294    14,007  16.3%
------------------------------------------- -------- --------- -------
Connectivity and VAS                           7,936     6,156  28.9%
------------------------------------------- -------- --------- -------
SI                                             7,968     7,221  10.3%
------------------------------------------- -------- --------- -------
Equipment Sales                                  391       630 (37.9%)
------------------------------------------- -------- --------- -------

    Connectivity and VAS revenues were JPY 7,936 million in 2Q07, an increase of 28.9% compared to 2Q06. The increase was mainly due to an increase in revenues from connectivity services for corporate users, JPY 1,080 million of revenues from connectivity services for home users provided by hi-ho, which we acquired on June 1, 2007, and an increase in revenues from value-added services overall.

    SI revenues increased 10.3% to JPY 7,968 million in 2Q07 compared to 2Q06. The increase was due to an increase in one-time revenues from systems construction as well as monthly recurring revenues from systems operation and maintenance.

    Equipment sales revenues were JPY 391 million in 2Q07, a decrease of 37.9% compared to 2Q06.

    Cost and expense

    Cost of revenues was JPY 12,869 million in 2Q07, an increase of 12.4% compared to 2Q06.

                                                     (JPY in millions)
             Cost of Revenues
                                              2Q07     2Q06     YoY %
                                                               change
----------------------------------------------------------------------
Cost of Revenues:                             12,869    11,448  12.4%
------------------------------------------- -------- --------- -------
Connectivity and VAS                           6,598     5,254  25.6%
------------------------------------------- -------- --------- -------
SI                                             5,938     5,611   5.8%
------------------------------------------- -------- --------- -------
Equipment Sales                                  333       583 (42.9%)
------------------------------------------- -------- --------- -------

    Cost of Connectivity and VAS revenues was JPY 6,598 million in 2Q07, an increase of 25.6% compared to 2Q06, mainly due to JPY 1,081 million of costs along with revenues of JPY 1,314 million from hi-ho, which we acquired on June 1, 2007, and an increase in personnel related costs and supplies costs. The cost of revenues also included amortization of intangible assets of JPY 21 million for hi-ho.

    Cost of SI revenues was JPY 5,938 million in 2Q07, an increase of 5.8% compared to 2Q06. The increase was mainly due to an increase in revenues from SI projects and an increase in personnel expenses.

    Cost of Equipment Sales revenues was JPY 333 million in 2Q07, a decrease of 42.9% compared to 2Q06.

    Sales and marketing expenses were JPY 1,088 million in 2Q07, an increase of 29.1% compared to 2Q06. The increase was mainly due to an increase in personnel related expenses with business expansion and sales and marketing expenses related to hi-ho of JPY 155 million.

    General and administrative expenses were JPY 1,153 million in 2Q07, an increase of 33.7% compared to 2Q06. The increase was mainly due to an increase in personnel related expenses and an increase in rent expenses caused by expansion of offices along with the business growth.

    Research and development expenses were JPY 60 million in 2Q07, an increase of 42.1% compared to 2Q06.

    Operating income

    Operating income was JPY 1,125 million in 2Q07, an increase of 38.6% compared to 2Q06. The increase was mainly due to an increase in gross margin from connectivity and VAS of JPY 436 million and gross margin from SI of JPY 419 million, despite of the increase in sales and marketing expenses and general and administrative expenses.

    Other income (expense) and others

    Other expense in 2Q07 was JPY 184 million, compared to other income of JPY 334 million in 2Q06. The decrease was mainly due to a decrease in gains from the sale of available-for-sale securities.

    Income tax benefit in 2Q07 was JPY 1,980 million, compared to income tax benefit of JPY 1,109 million in 2Q06. The increase is mainly due to deferred tax benefits of JPY 2,114 million resulting from a reduction of the valuation allowance against deferred income tax assets due to the increasing income trend and the application of the consolidated tax filing system for IIJ and its wholly owned subsidiaries.

    Minority interests in losses of subsidiaries in 2Q07 was JPY 15 million, an amount which was affected by the elimination of minority interests related to our 4 consolidated subsidiaries wholly owned by us, after we made our two subsidiaries, IIJ Technology Inc. and Net Care, Inc. wholly owned through the share exchanges in May 2007. Minority interests in losses of subsidiaries were related to GDX.

    Equity in net loss of equity method investees in 2Q07 was JPY 29 million, which was mainly due to equity in net loss of Internet
Revolution Inc.

    Net income was JPY 2,907 million in 2Q07, an increase of 37.1% compared to 2Q06.

    Financial Condition

    Balance Sheets

    As of September 30, 2007, total assets increased by JPY 5,545 million from the amount as of March 31, 2007 to JPY 53,238 million. For current assets, inventories increased by JPY 767 million, related to on-going SI projects; prepaid expenses increased by JPY 682 million, mainly for maintenance expenses related to SI projects; other current assets increased by JPY 847 million mainly due to an increase in current deferred tax assets (net) resulting from a reduction of the valuation allowance; and cash decreased by JPY 1,885 million, each from the respective amount as of March 31, 2007. Property and equipment increased by JPY 1,468 million from the amount as of March 31, 2007 mainly due to our acquisition of hi-ho and an increase in property for us and to provide services to our customers. Intangible assets increased by JPY 2,940 million from the amount as of March 31, 2007, mainly due to the recording of intangible assets of JPY 2,302 million upon our acquisition of the minority shares of two consolidated subsidiaries and of JPY 659 million upon our acquisition of hi-ho, including amortizable intangible assets of JPY 289 million. Other assets increased by JPY 1,217 million mainly due to an increase in non-current deferred tax assets (net) resulting from a revision of valuation allowance. The fair value of available-for-sale securities as of September 30, 2007 decreased by JPY 266 million from the amount of March 31, 2007 to JPY 1,043 million.

    For current liabilities, short-term borrowings increased by JPY 4,600 million from the amount as of March 31, 2007, mainly related to our acquisition of shares of two consolidated subsidiaries from their respective minority shareholders, and accounts payable decreased by JPY 2,338 million from the amount as of March 31, 2007.

    Total shareholders' equity as of September 30, 2007 was JPY 23,786 million, an increase of JPY 3,674 million from the amount as of March 31, 2007.

    Cash Flows

    Cash as of September 30, 2007 was JPY 11,670 million, a decrease of JPY 1,190 million compared to 2Q06.

    Net cash provided by operating activities in 2Q07 was JPY 1,444 million, compared to JPY 1,608 million in 2Q06. In 1Q07, we recorded net cash used in operating activities of JPY 1,328 million mainly due to changes in operating assets and liabilities resulting from an increase in inventories and prepaid expenses related to on-going SI projects, a decrease in accounts payable and payment of income tax. However in 2Q07, we recorded net cash provided by operating activities because operating income continued to increase, mainly due to a steady increase in revenues from connectivity and VAS, and there was less effect from changes in operating assets and liabilities during this quarter.

    Net cash used in investing activities in 2Q07 was JPY 832 million, compared to JPY 855 million in 2Q06. We paid JPY 422 million for the purchase of property and equipment and JPY 250 million for an investment in an equity method investee.

    Net cash used in financing activities in 2Q07 was JPY 1,552 million, compared to JPY 983 million in 2Q06. We recorded a net increase in short-term borrowings with initial maturities less than three months of JPY 1,000 million. We also recorded repayments of short-term borrowings with initial maturities over three months and long-term borrowings of JPY 1,769 million and principal payments under capital leases of JPY 883 million.

    2nd Quarter FY2007 Business Review

    Analysis by Service

    Connectivity and VAS

    For connectivity services for corporate use, customers continued to shift to higher speeds. Total contracted bandwidth increased by
81.7 Gbps to 334.9 Gbps compared to 2Q06.

    Revenues from connectivity services for corporate users were JPY 3,009 million, an increase of 7.5% compared to 2Q06. Revenues from IP Services, the services mainly used by corporate headquarters and data centers, increased by 6.2% compared to 2Q06, primarily due to new contracts and the shift by our corporate customers to higher speeds. Revenues from broadband services increased by 22.8% compared to 2Q06, largely due to the expansion of broadband utilization in the corporate internal network.

    Revenues from connectivity services for home users were JPY 1,489 million in 2Q07, an increase of 201.9% compared to 2Q06. The increase was mainly due to additional revenues of JPY 1,080 million from hi-ho, which we acquired on June 1, 2007, partially offset by the decrease in revenues from services under IIJ Brand and OEM services.

    VAS revenues were JPY 2,379 million in 2Q07, an increase of 24.8% compared to 2Q06. The increase was mainly due to an increase in revenues from e-mail, security-related services and data centers, resulting from an increase in demand for outsourcing services by corporate customers.

    Other revenues were JPY 1,059 million in 2Q07, an increase of 10.7% compared to 2Q06.

    As a result, revenues from Internet connectivity and VAS in 2Q07 were JPY 7,936 million, an increase of 28.9% compared to 2Q06. The gross margin for Internet connectivity and VAS in 2Q07 was JPY 1,337 million, an increase of 48.4% compared to 2Q06. The gross margin ratio in 2Q07 improved to 16.9% compared to 14.6% in 2Q06.

Number of Contracts for Connectivity Services(4)

                                           2Q07      2Q06       YoY
                                                              Change
----------------------------------------------------------------------
Connectivity Services (Corporate Use)       22,949    17,739    5,210
---------------------------------------- --------- --------- ---------
      IP Service (-99Mbps)                     811       752       59
---------------------------------------- --------- --------- ---------
      IP Service (100Mbps-999Mbps)             179       143       36
---------------------------------------- --------- --------- ---------
      IP Service (1Gbps-)                       61        55        6
---------------------------------------- --------- --------- ---------
      IIJ Data Center Connectivity
       Service                                 288       266       22
---------------------------------------- --------- --------- ---------
      IIJ FiberAccess/F and IIJ DSL/F       19,994    14,830    5,164
---------------------------------------- --------- --------- ---------
      Others                                 1,616     1,693      (77)
---------------------------------------- --------- --------- ---------
Connectivity Services (Home Use)           500,185   583,844  (83,659)
---------------------------------------- --------- --------- ---------
      Under IIJ Brand                       52,878    58,378   (5,500)
---------------------------------------- --------- --------- ---------
      hi-ho                                189,872        --  189,872
---------------------------------------- --------- --------- ---------
      OEM(5)                               257,435   525,466 (268,031)
---------------------------------------- --------- --------- ---------
Total Contracted Bandwidth               334.9Gbps 253.2Gbps  81.7Gbps
---------------------------------------- --------- --------- ---------

          Connectivity and VAS Revenue Breakdown and Cost(6)
                                                     (JPY in millions)
                                                  2Q07   2Q06   YoY %
                                                               Change
----------------------------------------------------------------------
Connectivity Service Revenues (Corporate Use)    3,009  2,799    7.5%
------------------------------------------------ ------ ------ -------
      IP Service(7)                              2,225  2,094    6.2%
------------------------------------------------ ------ ------ -------
      IIJ FiberAccess/F and IIJ DSL/F              664    541   22.8%
------------------------------------------------ ------ ------ -------
      Others                                       119    164  (27.3%)
------------------------------------------------ ------ ------ -------
Connectivity Service Revenues (Home Use)         1,489    493  201.9%
------------------------------------------------ ------ ------ -------
      Under IIJ Brand                              277    299   (7.3%)
------------------------------------------------ ------ ------ -------
      hi-ho                                      1,080     --     --
------------------------------------------------ ------ ------ -------
      OEM                                          131    194  (32.3%)
------------------------------------------------ ------ ------ -------
VAS Revenues                                     2,379  1,906   24.8%
------------------------------------------------ ------ ------ -------
Other Revenues                                   1,059    957   10.7%
------------------------------------------------ ------ ------ -------
             Total Connectivity and VAS Revenues 7,936  6,156   28.9%
------------------------------------------------ ------ ------ -------
Cost of Connectivity and VAS                     6,598  5,254   25.6%
------------------------------------------------ ------ ------ -------
Backbone Cost (included in the cost
of Connectivity and VAS)                           849    876   (3.0%)
------------------------------------------------ ------ ------ -------
Connectivity and VAS Gross Margin Ratio           16.9%  14.6%    --
------------------------------------------------ ------ ------ -------

    SI

    Revenues from SI were JPY 7,968 million in 2Q07, an increase of 10.3% compared to 2Q06. The increase was mainly due to an increase of 13.4% in monthly recurring revenues from systems operation and maintenance compared to 2Q06 and an increase of 7.7% in one-time revenues from systems construction compared to 2Q06. The order backlog for SI and equipment sales at September 30, 2007 was JPY 18,938 million, an increase of 82.8% from the amount as of September 30, 2006. The increase is mainly because some projects are becoming larger in scale and are expected to be completed in the last half of FY2007.

    The gross margin for SI in 2Q07 was JPY 2,030 million and the gross margin ratio in 2Q07 was 25.5%, compared to 22.3% in 2Q06.

SI Revenue Breakdown and Cost                        (JPY in millions)
                                             2Q07       2Q06    YoY %
                                                                Change
----------------------------------------------------------------------
SI Revenues                                   7,968      7,221   10.3%
------------------------------------------ --------- ---------- ------
                      Systems Construction    4,168      3,871    7.7%
------------------------------------------ --------- ---------- ------
         Systems Operation and Maintenance    3,799      3,350   13.4%
------------------------------------------ --------- ---------- ------
Cost of SI                                    5,938      5,611    5.8%
------------------------------------------ --------- ---------- ------
SI Gross Margin Ratio                          25.5%      22.3%    --
------------------------------------------ --------- ---------- ------

    Equipment Sales

    Revenue from equipment sales was JPY 391 million in 2Q07. The gross margin ratio for equipment sales in 2Q07 was 15.0%, compared to 7.5% in 2Q06.

Equipment Sales Revenue and Cost                     (JPY in millions)
                                               2Q07    2Q06     YoY %
                                                               Change
----------------------------------------------------------------------
Equipment Sales Revenues                        391       630  (37.9%)
---------------------------------------------- ----- --------- -------
Cost of Equipment Sales                         333       583  (42.9%)
---------------------------------------------- ----- --------- -------
Equipment Sales Gross Margin Ratio             15.0%      7.5%    --
---------------------------------------------- ----- --------- -------

    Other Financial Statistics

          Other Financial Statistics                 (JPY in millions)
                                               2Q07     2Q06    YoY %
                                                                change
----------------------------------------------------------------------
Adjusted EBITDA(8)                             2,316      1,880  23.1%
---------------------------------------------- ----- ---------- ------
CAPEX, including capital leases(9)             1,058        636  66.2%
---------------------------------------------- ----- ---------- ------
Depreciation and amortization                  1,191      1,069  11.4%
---------------------------------------------- ----- ---------- ------

    Reconciliation of Non-GAAP Financial Measures

    The following table summarizes the reconciliation of adjusted
EBITDA to net income in IIJ's consolidated statements of income that are prepared in accordance with U.S. GAAP and presented in Appendix 2:

                                                     (JPY in millions)
              Adjusted EBITDA
                                                2Q07         2Q06
----------------------------------------------------------------------
Adjusted EBITDA                                   2,316         1,880
------------------------------------------- ------------ -------------
Depreciation and Amortization                    (1,191)       (1,069)
------------------------------------------- ------------ -------------
Operating Income                                  1,125           811
------------------------------------------- ------------ -------------
Other Income (Expense)                             (184)          334
------------------------------------------- ------------ -------------
Income Tax Benefit                               (1,980)       (1,109)
------------------------------------------- ------------ -------------
Minority Interests in Losses (Earnings) of
 Subsidiaries                                        15           (82)
------------------------------------------- ------------ -------------
Equity in Net Loss of Equity Method
 Investees                                          (29)          (52)
------------------------------------------- ------------ -------------
Net Income                                        2,907         2,120
------------------------------------------- ------------ -------------

    The following table summarizes the reconciliation of capital expenditures to purchase of property and equipment in IIJ's consolidated statements of cash flows that are prepared and presented in accordance with U.S. GAAP and presented in Appendix 3:

                      CAPEX                          (JPY in millions)
                                                     2Q07      2Q06
----------------------------------------------------------------------
CAPEX, including capital leases                        1,058       636
-------------------------------------------------- --------- ---------
Acquisition of Assets by Entering into
Capital Leases                                           636       513
-------------------------------------------------- --------- ---------
Purchase of Property and Equipment                       422       123
-------------------------------------------------- --------- ---------

    Target

    Our targets for the financial results for the full FY2007 are as follows:


                                                     (JPY in millions)
                             Operating    Income before
                Revenues       Income       Income Tax     Net Income
                                              Benefit
----------------------------------------------------------------------
Full FY2007          69,000        4,600            5,100        5,600
----------------------------------------------------------------------

    On November 12, 2007, our board of directors resolved to pay a cash dividend of JPY 750 per share of common stock for the interim period ended September 30, 2007. We plan to pay an additional cash dividend of JPY 750 per share of common stock for FY2007 (400 American Depository Shares represent 1 share of common stock).

    Presentation

    On November 13, 2007, IIJ will post a presentation of its results on its website. For details, please access the following URL:
http://www.iij.ad.jp/en/IR/

    About Internet Initiative Japan Inc.

    Founded in 1992, Internet Initiative Japan Inc. (IIJ, NASDAQ:
IIJI, Tokyo Stock Exchange First Section: 3774) is one of Japan's leading Internet-access and comprehensive network solutions providers. The company has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. The company's services include high-quality systems integration and security services, Internet access, hosting/housing, and content design.

    Statements made in this press release regarding IIJ's or its management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and its management's current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding FY2007 revenues and operating and net profitability, are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include: IIJ's ability to maintain and increase revenues from higher-margin services such as systems integration and value-added services; the possibility that revenues from connectivity services may decline substantially as a result of competition and other factors; the ability to compete in a rapidly evolving and competitive marketplace; the impact on IIJ's profits of fluctuations in costs such as backbone costs and subcontractor costs; the impact on IIJ's profits of fluctuations in the price of available-for-sale securities; the impact of technological changes in its industry; IIJ's ability to raise additional capital to cover its indebtedness; the possibility that NTT, IIJ's largest shareholder, may decide to exercise substantial influence over IIJ; and other risks referred to from time to time in IIJ's filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

    Tables to follow

    (1) Unless otherwise stated, all financial figures discussed in this announcement are prepared in accordance with U.S. GAAP. All financial figures are unaudited and consolidated. For all 2Q07 results, translations of Japanese yen amounts into U.S. dollars are solely for the convenience of readers outside of Japan and have been made at the rate of JPY 114.97 = US$1.00.

    (2) This Overview and Business Outlook contains forward-looking statements and projections such as statements regarding FY2007 revenues and operating and net income that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. These risks and uncertainties include, but are not limited to, the factors noted at the end of this release and to the risk factors and other information included in IIJ's annual report on Form 20-F, filed with the SEC on July 6, 2007, as well as other filings and documents furnished to the Securities and Exchange Commission. IIJ plans to keep this press release publicly available on its Web site (www.iij.ad.jp), but may discontinue this practice at any time. IIJ intends to publish its next Overview and Business Outlook in its 3Q07 earnings release, presently scheduled for release in February 2008.

    (3) In this document, income before income tax benefit represents income from operations before income tax benefit, minority interests and equity in net loss of equity method investees in our consolidated financial statements.

    (4) As we announced in our 1Q07 earnings release, the classification in the table was changed from the table used in the past because of our acquisition of hi-ho, a company engaged mainly in the Internet business for home use. "Dedicated access services" and "dial-up access services" were reclassified to "connectivity services for corporate use" and "connectivity services for home use", respectively.

    (5) OEM services provided to other service providers.

    (6) As we announced in our 1Q07 earnings release, the classification in the table was changed from the table used in the past because of our acquisition of hi-ho, a company engaged mainly in the Internet business for home use. "Dedicated access services" and "dial-up access services" were reclassified to "connectivity services for corporate use" and "connectivity services for home use", respectively.

    (7) IP Service revenues include revenues from the Data Center
Connectivity Service.

    (8) Please refer to the Reconciliation of Non-GAAP Financial
Measures below.

    (9) Please refer to the Reconciliation of Non-GAAP Financial
Measures below.

                                                            Appendix 1
                    Internet Initiative Japan Inc.
----------------------------------------------------------------------
          Quarterly Consolidated Balance Sheets (Unaudited)
----------------------------------------------------------------------
            (As of September 30, 2007 and March 31, 2007)

----------------------------------------------------------------------
                    As of September 30, 2007     As of March 31, 2007
----------------------------------------------------------------------
                  Thousands  Thousands           Thousands
                   of U.S.     of Yen              of Yen
                   Dollars                 %                  %
----------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
  Cash             101,504   11,669,876          13,554,544
  Short-term
   investment          112       12,836              12,093
  Accounts
   receivable,
   net of
   allowance for
   doubtful
   accounts of
JPY 31,983
 thousand and JPY
 32,489 thousand
 at September 30,
 2007 and March
 31, 2007,
 respectively       79,215    9,107,377           9,675,725
  Inventories       16,334    1,877,963           1,111,086
  Prepaid
   expenses         15,096    1,735,540           1,053,270
  Other current
   assets, net of
   allowance for
   doubtful
   accounts of
   JPY 719 thousand
   and JPY 4,570
   thousand at
   September
   30, 2007 and
   March 31, 2007,
   respectively     15,462    1,777,657             930,571
                  --------- ------------        ------------
   Total current
    assets         227,723   26,181,249   49.2   26,337,289  55.2

INVESTMENTS IN
 AND ADVANCES TO
 EQUITY METHOD
INVESTEES, net of
 loan loss
 valuation
 allowance of JPY
 16,701 thousand at
 September 30,
 2007 and March
 31, 2007,
 respectively        9,267    1,065,431    2.0      858,490   1.8
OTHER INVESTMENTS   21,179    2,434,984    4.6    2,841,741   6.0
PROPERTY AND
 EQUIPMENT--Net     98,294   11,300,856   21.2    9,832,396  20.6
INTANGIBLE
 ASSETS--Net        50,595    5,816,862   10.9    2,876,894   6.0
GUARANTEE
 DEPOSITS           17,056    1,960,988    3.7    1,686,141   3.5
OTHER ASSETS, net
 of allowance for
 doubtful accounts
 of JPY 67,027
 thousand and
 JPY 69,050
 thousand at
 September 30,
 2007 and March
 31, 2007,
 respectively       38,945    4,477,523    8.4    3,260,053   6.9
                  --------- ------------        ------------
TOTAL              463,059   53,237,893  100.0   47,693,004 100.0
                  --------- ------------        ------------

LIABILITIES AND
 SHAREHOLDERS'
 EQUITY
CURRENT
 LIABILITIES:
  Short-term
   borrowings       92,633   10,650,000           6,050,000
  Long-term
   borrowings--
   current
   portion              --           --             290,000
  Capital lease
   obligations--
   current
   portion          29,394    3,379,457           2,953,173
  Accounts
   payable          53,289    6,126,583           8,464,835
  Accrued
   expenses          8,529      980,609             897,355
  Other current
   liabilities      15,779    1,814,126           2,477,486
                  --------- ------------        ------------
   Total current
    liabilities    199,624   22,950,775   43.1   21,132,849  44.3
CAPITAL LEASE
 OBLIGATIONS--
 Noncurrent         41,831    4,809,338    9.0    4,318,309   9.1
ACCRUED
 RETIREMENT AND
 PENSION COSTS       7,263      834,981    1.6      750,042   1.5
OTHER NONCURRENT
 LIABILITIES         6,351      730,180    1.4      564,618   1.2
                  --------- ------------        ------------
   Total
    Liabilities    255,069   29,325,274   55.1   26,765,818  56.1
                  --------- ------------        ------------
MINORITY INTEREST    1,100      126,424    0.2      815,182   1.7
                  --------- ------------        ------------
COMMITMENTS AND
 CONTINGENCIES
SHAREHOLDERS'
 EQUITY:

  Common-stock
  --authorized,
  377,600 shares;
  issued and
  outstanding,
  206,478 shares at
  September 30,
  2007
  --authorized,
  377,600 shares;
  issued and
  outstanding,
  204,300 shares
  at March 31,
  2007             146,419   16,833,847   31.6   16,833,847  35.3
  Additional
   paid-in
   capital         240,165   27,611,737   51.9   26,599,217  55.8
  Accumulated
   deficit        (183,525) (21,099,819) (39.6) (24,270,769)(50.9)
  Accumulated
   other
   comprehensive
   income            3,831      440,430    0.8      949,709   2.0
                  --------- ------------        ------------
   Total
    shareholders'
    equity         206,890   23,786,195   44.7   20,112,004  42.2
                  --------- ------------        ------------
TOTAL              463,059   53,237,893  100.0   47,693,004 100.0
                  --------- ------------        ------------

(Note)
The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 114.97, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of September 28, 2007.

                                                            Appendix 2
                    Internet Initiative Japan Inc.
----------------------------------------------------------------------
       Quarterly Consolidated Statements of Income (Unaudited)
----------------------------------------------------------------------
(For the three months ended September 30, 2007 and September 30, 2006)
----------------------------------------------------------------------
                                 Three Months Ended September 30, 2007
                                 --------------------------------------
                                      Thousands Thousands   % of
                                       of U.S.   of Yen      total
                                       Dollars               revenues
---------------------------------------------------------------------
REVENUES:
  Connectivity and value-added
   services:
    Connectivity (corporate use)        26,168   3,008,512
    Connectivity (home use)             12,947   1,488,522
    Value-added services                20,695   2,379,359
    Other                                9,213   1,059,237
                                      --------- -----------
      Total                             69,023   7,935,630
  Systems integration                   69,303   7,967,724
  Equipment sales                        3,402     391,139
                                      --------- -----------
      Total revenues                   141,728  16,294,493     100.0
                                      --------- -----------
COST AND EXPENSES:
  Cost of connectivity and value-
   added services                       57,390   6,598,148
  Cost of systems integration           51,648   5,937,975
  Cost of equipment sales                2,893     332,603
                                      --------- -----------
      Total cost                       111,931  12,868,726      79.0
  Sales and marketing                    9,464   1,088,023       6.7
  General and administrative            10,027   1,152,780       7.1
  Research and development                 525      60,394       0.3
                                      --------- -----------
      Total cost and expenses          131,947  15,169,923      93.1
                                      --------- -----------
OPERATING INCOME                         9,781   1,124,570       6.9
                                      --------- -----------
OTHER INCOME (EXPENSES):
  Interest income                          177      20,343
  Interest expense                      (1,030)   (118,370)
  Foreign exchange gain (loss)              16       1,849
  Gain (loss) on other investments--
   net                                    (801)    (92,127)
  Other--net                                39       4,469
                                      --------- -----------
      Other income (expenses) -- net    (1,599)   (183,836)     (1.1)
                                      --------- -----------
INCOME FROM OPERATIONS BEFORE INCOME
TAX BENEFIT, MINORITY INTERESTS AND
EQUITY IN NET LOSS OF EQUITY METHOD
INVESTEES                                8,182     940,734       5.8
INCOME TAX BENEFIT                     (17,224) (1,980,199)    (12.1)
MINORITY INTERESTS IN (EARNINGS)
LOSSES OF SUBSIDIARIES                     131      14,988       0.1
EQUITY IN NET LOSS OF EQUITY METHOD
INVESTEES                                 (255)    (29,277)     (0.2)
                                      --------- -----------
NET INCOME                              25,282   2,906,644      17.8
------------------------------------- --------- ----------- ---------

BASIC WEIGHTED-AVERAGE NUMBER OF
 SHARES                                            206,478
DILUTED WEIGHTED-AVERAGE NUMBER OF
SHARES                                             206,603
BASIC WEIGHTED-AVERAGE NUMBER OF ADS
EQUIVALENTS                                     82,591,200
DILUTED WEIGHTED-AVERAGE NUMBER OF
 ADS EQUIVALENTS                                82,641,071
BASIC NET INCOME PER SHARE              122.44      14,077
DILUTED NET INCOME PER SHARE            122.37      14,069
BASIC NET INCOME PER ADS EQUIVALENT       0.31       35.19
DILUTED NET INCOME PER ADS EQUIVALENT     0.31       35.17
------------------------------------- --------- ----------- ---------

----------------------------------------------------------------------
                                                  Three Months Ended
                                                   September 30, 2006
                                                 ---------------------
                                                 Thousands   % of
                                                  of Yen      total
                                                              revenues
----------------------------------------------------------------------
REVENUES:
  Connectivity and value-added services:
    Connectivity (corporate use)                  2,799,493
    Connectivity (home use)                         493,061
    Value-added services                          1,905,901
    Other                                           957,103
                                                 -----------
      Total                                       6,155,558
  Systems integration                             7,220,973
  Equipment sales                                   630,066
                                                 -----------
      Total revenues                             14,006,597     100.0
                                                 -----------
COST AND EXPENSES:
  Cost of connectivity and value-added services   5,254,403
  Cost of systems integration                     5,610,503
  Cost of equipment sales                           582,998
                                                 -----------
      Total cost                                 11,447,904      81.7
  Sales and marketing                               842,796       6.0
  General and administrative                        862,014       6.2
  Research and development                           42,507       0.3
                                                 -----------
      Total cost and expenses                    13,195,221      94.2
                                                 -----------
OPERATING INCOME                                    811,376       5.8
                                                 -----------
OTHER INCOME (EXPENSES):
  Interest income                                     4,432
  Interest expense                                  (98,498)
  Foreign exchange gain (loss)                         (700)
  Gain (loss) on other investments--net             444,650
  Other--net                                        (16,085)
                                                 -----------
      Other income (expenses) -- net                333,799       2.4
                                                 -----------
INCOME FROM OPERATIONS BEFORE INCOME
TAX BENEFIT, MINORITY INTERESTS AND
EQUITY IN NET LOSS OF EQUITY METHOD
INVESTEES                                         1,145,175       8.2
INCOME TAX BENEFIT                               (1,108,657)     (7.9)
MINORITY INTERESTS IN (EARNINGS)
LOSSES OF SUBSIDIARIES                              (81,534)     (0.6)
EQUITY IN NET LOSS OF EQUITY METHOD
INVESTEES                                           (52,049)     (0.4)
                                                 -----------
NET INCOME                                        2,120,249      15.1
------------------------------------------------------------ ---------

BASIC WEIGHTED-AVERAGE NUMBER OF SHARES             203,989
DILUTED WEIGHTED-AVERAGE NUMBER OF
SHARES                                              204,104
BASIC WEIGHTED-AVERAGE NUMBER OF ADS
EQUIVALENTS                                      81,595,702
DILUTED WEIGHTED-AVERAGE NUMBER OF ADS
 EQUIVALENTS                                     81,641,597
BASIC NET INCOME PER SHARE                           10,394
DILUTED NET INCOME PER SHARE                         10,388
BASIC NET INCOME PER ADS EQUIVALENT                   25.98
DILUTED NET INCOME PER ADS EQUIVALENT                 25.97
------------------------------------------------------------ ---------

(Note)
The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 114.97, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of September 28, 2007.

                                                            Appendix 3
                    Internet Initiative Japan Inc.
----------------------------------------------------------------------
Quarterly Condensed Consolidated Statements of Cash Flows (Unaudited)
----------------------------------------------------------------------
(For the three months ended September 30, 2007 and September 30, 2006)
----------------------------------------------------------------------
                                      Three Months Ended     Three
                                       September 30, 2007    Months
                                                              Ended
                                                            September
                                                             30, 2006
                                     ---------------------------------
                                     Thousands  Thousands   Thousands
                                      of U.S.    of Yen      of Yen
                                      Dollars
----------------------------------------------------------------------
OPERATING ACTIVITIES:
  Net income                           25,282   2,906,644   2,120,249
  Adjustments to reconcile net
   income to net cash provided by
   operating activities:
    Depreciation and amortization      10,360   1,191,050   1,068,970
    Reversal of doubtful accounts
     and advances                          (6)       (741)     (7,859)
    Loss (Gain) on other
     investments--net                     801      92,127    (444,650)
    Foreign exchange loss (gain)            6         711      (5,670)
    Equity in net loss of equity
     method investees                     255      29,277      52,049
    Minority interests in earnings
     (losses) of subsidiaries            (130)    (14,988)     81,534
    Deferred income tax benefit       (18,385) (2,113,684) (1,266,200)
    Others                                370      42,571      54,939
  Changes in operating assets and
   liabilities:
    Increase in accounts receivable   (10,118) (1,163,314) (1,659,286)
    Decrease in inventories, prepaid
     expenses and other current and
     noncurrent assets                  7,989     918,460     728,292
    Increase in accounts payable        1,076     123,717   1,111,574
    Decrease in accrued expenses,
     other current and
     noncurrent liabilities            (4,936)   (567,524)   (226,196)
------------------------------------ --------- ----------- -----------
      Net cash provided by operating
       activities                      12,562   1,444,306   1,607,746
------------------------------------ --------- ----------- -----------
INVESTING ACTIVITIES:
  Purchase of property and equipment   (3,670)   (421,969)   (123,604)
  Investment in an equity method
   investee                            (2,178)   (250,389)         --
  Purchase of available-for-sale
   securities                          (1,968)   (226,286)   (170,564)
  Purchase of short-term and other
   investments                             (1)       (152) (1,211,387)
  Proceeds from available-for-sale
   securities                             618      71,000     619,568
  Proceeds from sales and redemption
   of other investments                    30       3,441      15,859
  Refund of guarantee deposits--net        37       4,277      21,205
  Other                                  (107)    (12,357)     (6,068)
------------------------------------ --------- ----------- -----------
      Net cash used in investing
       activities                      (7,240)   (832,435)   (854,991)
------------------------------------ --------- ----------- -----------
FINANCING ACTIVITIES:
  Proceeds from issuance of short-
   term borrowings with initial
   maturities over three months
                                          870     100,000          --
  Repayments of short-term
   borrowings with initial
   maturities over three months and
   long-term borrowings
                                      (15,387) (1,769,000)   (559,866)
  Proceeds from securities loan
   agreement                               --          --     480,960
  Repayments of securities loan
   agreement                               --          --    (496,080)
  Principal payments under capital
   leases                              (7,681)   (883,124)   (807,669)
  Increase in short-term borrowings
   with initial maturities less than
   three months -- net                  8,698   1,000,000     400,000
------------------------------------ --------- ----------- -----------
      Net cash used in financing
       activities                     (13,500) (1,552,124)   (982,655)
------------------------------------ --------- ----------- -----------

EFFECT OF EXCHANGE RATE CHANGES ON
 CASH                                     106      12,181      (1,375)

NET DECREASE IN CASH                   (8,072)   (928,072)   (231,275)
CASH, BEGINNING OF EACH PERIOD        109,576  12,597,948  13,091,020
------------------------------------ --------- ----------- -----------
CASH, END OF EACH PERIOD              101,504  11,669,876  12,859,745
------------------------------------ --------- ----------- -----------

(Note)
The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 114.97, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of September 28, 2007.

    Note: The following information is provided to disclose IIJ's financial results for the interim period ended September 30, 2007 in the form defined by the Tokyo Stock Exchange.

    Consolidated Financial Results for the Interim Period Ended
September 30, 2007

    (Under accounting principles generally accepted in the United
States ("U.S. GAAP"))

                                                     November 12, 2007

Company name:           Internet Initiative Japan Inc.
Exchange listed:        Tokyo Stock Exchange First Section
Stock code number:      3774
URL: http://www.iij.ad.jp/
Representative:         Koichi Suzuki, President and Representative Director
Contact:                Akihisa Watai, Director and CFO
TEL:                    (03) 5259-6500

Filing of an interim report (Hanki-hokokusho) with the regulatory organization in Japan:
Scheduled for December 20, 2007
Payment of dividend: Scheduled to be started on December 4, 2007
                    (Amounts of less than JPY one million are rounded)


    1. Consolidated Financial Results for the Interim Period Ended September 30, 2007

    (April 1, 2007 to September 30, 2007)

(1) Consolidated Results of Operations         (% shown is YoY change)
                                                 Income
                          Total     Operating     before    Net income
                          revenues    income    income tax
                                                  benefit
----------------------------------------------------------------------
                         JPY      %   JPY    % JPY millions    JPY
                        millions    millions                 millions
Interim period ended
 September 30, 2007     29,990 13.4 1,816 32.5 1,697 (20.8) 3,477 21.8
Interim period ended
 September 30, 2006     26,444 21.3 1,370 81.8 2,144  20.5  2,854 75.8
----------------------- ------ ---- ----- ---- ----- ------ ----- ----
Fiscal year ended March
 31, 2007               57,055  --  3,500  --  5,049  --    5,410  --
----------------------- ------ ---- ----- ---- ----- ------ ----- ----

                              Basic Net Income  Diluted Net Income per
                                  per Share              Share
----------------------------------------------------------------------
                                     JPY                 JPY
Interim period ended
 September 30, 2007                      16,880                 16,862
Interim period ended
 September 30, 2006                      13,991                 13,978
----------------------------- ----------------- ----------------------
Fiscal year ended March 31,
 2007                                    26,519                 26,487
----------------------------- ----------------- ----------------------

    (Reference) Equity in net loss of equity method investees was JPY 49 million, JPY 125 million and JPY 210 million for the interim period ended September 30, 2007, the interim period ended September 30, 2006 and the fiscal year ended March 31, 2007, respectively.

    (Note) In this document, income before income tax benefit represents income from operations before income tax benefit, minority interests and equity in net loss of equity method investees in IIJ's consolidated financial statements.

(2) Consolidated Financial Position
                                           Shareholders'
                             Shareholders'  equity as a  Shareholders'
                Total assets     equity     percentage    equity per
                                             of total        share
                                               assets
----------------------------------------------------------------------
                JPY millions JPY millions        %            JPY
Interim period
 ended
 September 30,
 2007                 53,238        23,786          44.7       115,200
Interim period
 ended
 September 30,
 2006                 44,037        19,808          45.0        97,104
--------------- ------------ ------------- ------------- -------------
Fiscal year
 ended March
 31, 2007             47,693        20,112          42.2        98,592
--------------- ------------ ------------- ------------- -------------

    (Note) Shareholders' equity, shareholders' equity as a percentage of total assets and shareholders' equity per share are calculated in accordance with U.S. GAAP.

(3) Consolidated Cash Flows

                      Net cash                Net cash
                      provided    Net cash    provided   Cash and cash
                         by        used in    by (used    equivalents,
                      operating   investing      in)        end of
                      activities  activities  financing      period
                                              activities
----------------------------------------------------------------------
                        JPY         JPY         JPY      JPY millions
                       millions    millions    millions
Interim period ended
 September 30, 2007          117     (4,352)      2,346         11,670
Interim period ended
 September 30, 2006        2,512     (1,122)     (2,251)        12,860
-------------------- ----------- ----------- ----------- -------------
Fiscal year ended
 March 31, 2007            7,402     (3,014)     (4,560)        13,555
-------------------- ----------- ----------- ----------- -------------

2. Dividends
                                                Dividend per share
                                             -------------------------
                                             Interim Year-end  Total
----------------------------------------------------------------------
                                               JPY     JPY      JPY
Fiscal year ended March 31, 2007                  -- 1,500.00 1,500.00
-------------------------------------------- ------- -------- --------
Fiscal year ending March 31, 2008             750.00
-------------------------------------------- ------- --------
Fiscal year ending March 31, 2008 (target)             750.00 1,500.00
-------------------------------------------- ------- -------- --------

3. Target of Consolidated Financial Results for the Fiscal Year Ending March 31, 2008
                                (April 1, 2007 through March 31, 2008)
                                           (% shown is YoY change)

                                        Total revenues   Operating
                                                           income
---------------------------------------------------------------------
                                          JPY            JPY
                                         millions  %    millions  %
Fiscal year ending March 31, 2008          69,000 20.9     4,600 31.4
--------------------------------------- --------- ---- --------- ----
                                                               Basic
                                   Income before                 net
                                       income     Net income    income
                                    tax benefit                  per
                                                                share
----------------------------------------------------------------------
                                     JPY           JPY           JPY
                                    millions  %   millions  %
Fiscal year ending March 31, 2008      5,100 1.0     5,600 3.5  27,122
-------------------------------------------- --- --------- --- -------

    (Note) The number of shares of common stock used to calculate basic net income per share above is 206,478 shares.

    Statements made in this press release regarding IIJ's or its management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and its management's current expectations, assumptions, estimates and projections about IIJ's business and the industry. These forward-looking statements, such as statements regarding revenues and operating and net profitability above, are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement.

    4. Others

    (1) Change of Condition in Consolidated Subsidiaries during the Interim Period Ended September 30, 2007 (Change of Condition in
Specific Consolidated Subsidiaries with a Change of Scope of
Consolidation): None

    (2) Changes in Significant Accounting and Reporting Policies for Consolidated Financial Statements

    1) Changes caused by revision of accounting standards: Yes

    2) Others: None

    (3) Number of Shares Outstanding (Shares of Common Stock)

    1) The number of shares outstanding (inclusive of treasury stock) was 206,478, 204,300, and 204,300 at the end of the interim period ended September 30, 2007, the interim period ended September 30, 2006 and the fiscal year ended March 31, 2007, respectively.

    2) The number of treasury stock was 0, 311 and 0 at the end of the interim period ended September 30, 2007, the interim period ended
September 30, 2006 and the fiscal year ended March 31, 2007, respectively.

    3) The weighted average number of shares outstanding was 206,002, 203,989 and 203,992 at the end of the interim period ended September 30, 2007, the interim period ended September 30, 2006 and the fiscal year ended March 31, 2007, respectively.

    (Note) The number of treasury stock at the end of the interim period ended September 30, 2006 is the number of shares owned by IIJ's equity method investee multiplied by IIJ's ownership in the equity method investee.

[Qualitative Information and Financial Statements]

1. Results of Operations

(1) Analysis of Consolidated Results of Operations

a. Overview of Consolidated Results for the Interim Period Ended September 30, 2007

   The Japanese economy for the interim period ended September 30, 2007 seems to continue to be in a gentle recovery trend mainly resulting from an improving trend of employment and recovering personal consumptions, as well as improvements in corporate earnings and an increase of corporate capital investments, while a trend of the economy in the United States and fluctuation in crude oil prices must be watched carefully.

   For the data communication market which the IIJ Group belongs to, the IIJ Group continues to see steadily increasing corporate IT investment and expenditure and corporate customers are shifting to higher speeds for Internet connectivity and showing the strong demands for outsourcing services to reduce the risk of interruptions to their businesses and increase security measures.

   Under such business environment, for the business results of the IIJ Group in the interim period ended September 30, 2007, revenues from connectivity services and value-added services ("VAS") such as anti-spam services and data centers increased steadily. Gross margin from connectivity and VAS increased by JPY 844 million, 49.8% year-over-year and the structural income increasing trend continued from the previous quarter. Revenues from systems integration ("SI") increased by JPY 1,049 million, 7.9% year-over-year. Some projects are becoming larger in scale and the order backlog for SI and equipment sales increased by JPY 8,576 million, 82.8% year-over-year.

   As for business development, the IIJ Group continued to build the structure for its further growth in the middle and long-term. The IIJ Group engaged in the video distribution business such as provision of content distribution platform to "acTVila", TV portals for digital televisions. IIJ established GDX Japan Inc. to prepare to introduce message exchange network services. IIJ also acquired hi-ho, Inc. ("hi-ho"), an Internet Service Provider for home users.

   As a result, for the consolidated results of operations for the interim period ended September 30, 2007, revenues were JPY 29,990 million, an increase of 13.4% year-over-year. Gross margin was JPY 6,179 million, an increase of 27.1% year-over-year. Operating income was JPY 1,816 million, an increase of 32.5% year-over-year. Income before income tax benefit was JPY 1,697 million, a decrease of 20.8% year-over-year, mainly due to a decrease in the gains from the sale of available-for-sale securities. Net income was JPY 3,477 million, an increase of 21.8% year-over-year, mainly due to the record of deferred tax benefits of JPY 1,970 million.

b. Analysis of Results of Operations

   1) Revenues

      Revenues for the interim period ended September 30, 2007 were JPY 29,990 million, an increase of 13.4% year-over-year.

      ----------------------------------------------------------------------------------------------------------------------
                                                       Interim period ended        Interim period ended          YoY %
                                                        September 30, 2007          September 30, 2006          Change
      ----------------------------------------------------------------------------------------------------------------------
                                                           JPY millions                JPY millions                %
      Connectivity and VAS                                              14,807                      12,019            23.2
      SI                                                                14,302                      13,253             7.9
      Equipment sales                                                      881                       1,172           (24.8)
      ----------------------------------------------------------------------------------------------------------------------
      Total revenues                                                    29,990                      26,444            13.4
      ----------------------------------------------------------------------------------------------------------------------

   Revenues from connectivity and VAS were JPY 14,807 million, an increase of 23.2% year-over-year, mainly due to an increase in revenues from connectivity services for corporate users, JPY 1,419 million (for four months) of revenues from connectivity services for home users provided by hi-ho, which IIJ acquired on June 1, 2007, and an increase in revenues from VAS overall.

   SI revenues increased to JPY 14,302 million, an increase of 7.9% year-over-year, due to an increase in one-revenues from systems construction as well as monthly recurring revenues from systems operation and maintenance, along with increasing corporate IT investment and expenditure.

   Equipment  sales  revenues  were  JPY  881  million,   a  decrease  of  24.8%
year-over-year.

2) Cost of Revenues

   Cost of revenues was JPY 23,811 million, an increase of 10.3% year-over-year.

      ----------------------------------------------------------------------------------------------------------------------
                                                       Interim period ended        Interim period ended          YoY %
                                                        September 30, 2007          September 30, 2006          Change
      ----------------------------------------------------------------------------------------------------------------------
                                                           JPY millions                JPY millions                %
      Connectivity and VAS                                              12,268                      10,324            18.8
      SI                                                                10,787                      10,192             5.8
      Equipment sales                                                      756                       1,066           (29.0)
      ----------------------------------------------------------------------------------------------------------------------
      Total cost of revenues                                            23,811                      21,582            10.3
      ----------------------------------------------------------------------------------------------------------------------

   The cost of connectivity and VAS revenues, which are mostly fixed-type cost such as cost for backbone, was JPY 12,268 million, an increase of 18.8% year-over-year. The increase is mainly due to JPY 1,488 million of costs along with revenues of JPY 1,748 million from hi-ho, which IIJ acquired on June 1, 2007 (both for four months), and an increase in personnel related costs and supplies costs. The cost of revenues also included amortization of intangible assets of JPY 21 million for hi-ho.

   The cost of SI revenues, which are mostly variable-type cost such as outsourcing costs and purchase, was JPY 10,787 million, an increase of 5.8% year-over-year. The increase was mainly due to an increase in revenues from SI projects and an increase in personnel expenses.

   The cost of equipment sales revenues was JPY 756 million, a decrease of 29.0% year-over-year, as revenues from equipment sales declined.

3) Sales and Marketing Expenses, General and Administrative Expenses and Research and Development

   Sales and marketing expenses were JPY 2,027 million, an increase of 24.2% year-over-year. The increase mainly due to an increase in personnel related expenses and advertising expenses, and sales and marketing expenses related to hi-ho of JPY 184 million (for four months).

   General and administrative expenses were JPY 2,220 million, an increase of 24.9% year-over-year. The increase was mainly due to an increase in personnel related expenses and an increase in rent expenses caused by expansion of offices along with the business growth.

   Research and development expenses were JPY 116 million, an increase of 41.7% year-over-year.

5) Operating Income

   Operating   income   was  JPY  1,816   million,   an   increase   of  32.5%
year-over-year. The increase was due to an increase in gross margin from connectivity and VAS of JPY 844 million and gross margin from SI of JPY 454 million, despite of the increase in sales and marketing expenses and general and administrative expenses.

6) Other Income (Expense)

   Other expense was JPY 119 million, compared to other income of JPY 774 million in the interim period ended September 30, 2006. The decrease was mainly due to a decrease in gains from the sale of available-for-sale securities to JPY 214 million from JPY 925 million in the interim period ended September 30.

7) Income before Income Tax Benefit

   Income before income tax benefit was JPY 1,697 million, a decrease of 20.8% year-over-year. The decrease was because IIJ recorded other expense of JPY 119 million mainly due to the decrease in gains from the sale of available-for-sale securities.

8) Income Tax Benefit, Minority Interests and Equity in Net Loss of Equity Method Investees

   Income tax benefit was JPY 1,805 million, compared to income tax benefit of JPY 960 million in the interim period ended September 30, 2006. The increase was mainly due to deferred tax benefits of JPY 1,970 million resulting from a reduction of the valuation allowance against deferred income tax assets due to the increasing income trend and the application of the consolidated tax filing system for IIJ and its wholly owned subsidiaries.

   Minority interests in losses of subsidiaries were JPY 24 million, affected by the elimination of minority interests related to our 4 consolidated subsidiaries wholly owned by us, after IIJ made our two subsidiaries, IIJ Technology Inc. ("IIJ-Tech") and Net Care Inc. ("Net Care") wholly owned through the share exchanges in May 2007. Minority interests in losses of subsidiaries were related to GDX.

   Equity in net loss of equity method investees was JPY 49 million, which was mainly due to equity in net loss of Internet Revolution Inc.

9) Net Income

   Net income was JPY 3,477 million, an increase of 21.8% year-over-year.

c. Analysis by Service

1) Internet Connectivity and VAS

   Revenues from connectivity services for corporate use were JPY 5,981 million, an increase of 8.1% year-over-year. IIJ had new contracts for IP Service and customers shifted to higher speeds.

   Revenues from connectivity services for home use were JPY 2,295 million, an increase of 133.4% year-over-year. The increase was mainly due to additional revenues of JPY 1,419 million from hi-ho (for four months), partially offset by the decrease in revenues from services under IIJ Brand and OEM services.

   Revenues from VAS were JPY 4,485 million, an increase of 23.0% year-over-year. The increase was mainly due to a steady increase in revenues from network-related outsourcing services such as e-mail, securities-related and Internet VPN services and data centers affected by an increase in corporate outsourcing needs.

   Other revenues were JPY 2,046 million, an increase of 10.2% year-over-year.

   As a result, revenues from connectivity services and VAS totaled JPY 14,807 million, an increase of 23.2% year-over-year. The gross margin was JPY 2,539 million, an increase of 49.8% year-over-year and the gross margin ratio was up to 17.1% from 14.1% of the interim period ended September 30, 2006.

(Connectivity and VAS Revenues, Cost of Revenues and Gross Margin Ratio)

      ----------------------------------------------------------------------------------------------------------------------
                                                           Interim period ended     Interim period ended         YoY %
                                                            September 30, 2007       September 30, 2006         Change
      ----------------------------------------------------------------------------------------------------------------------
                                                               JPY millions             JPY millions               %
      Connectivity and VAS revenues                                       14,807                    12,019            23.2
      ----------------------------------------------------------------------------------------------------------------------
         Connectivity service revenues                                     5,981                     5,532             8.1
         (corporate use)
      ----------------------------------------------------------------------------------------------------------------------
             IP   Service    (including    Data   Center                   4,443                     4,140             7.3
             Connectivity Service)
      ----------------------------------------------------------------------------------------------------------------------
             IIJ  FiberAccess/F and IIJ DSL/F (broadband                   1,280                     1,049            22.0
             services)
      ----------------------------------------------------------------------------------------------------------------------
             Others                                                          258                       343           (24.5)
      ----------------------------------------------------------------------------------------------------------------------
         Connectivity service revenues                                     2,295                       983           133.4
         (home use)
      ----------------------------------------------------------------------------------------------------------------------
             Under IIJ brand                                                 560                       602            (7.1)
      ----------------------------------------------------------------------------------------------------------------------
             hi-ho                                                         1,419                        --              --
      ----------------------------------------------------------------------------------------------------------------------
             OEM                                                             316                       381           (17.0)
      ----------------------------------------------------------------------------------------------------------------------
         VAS revenues                                                      4,485                     3,647            23.0
      ----------------------------------------------------------------------------------------------------------------------
         Other revenues                                                    2,046                     1,857            10.2
      ----------------------------------------------------------------------------------------------------------------------
      Cost of connectivity and VAS                                        12,268                    10,324            18.8
      ----------------------------------------------------------------------------------------------------------------------
         Backbone cost                                                     1,668                     1,747            (4.5)
      ----------------------------------------------------------------------------------------------------------------------
      Gross margin ratio                                                    17.1%                     14.1%             --
      ----------------------------------------------------------------------------------------------------------------------

(Numbers of Internet Connectivity Contracts and Total Contracted Bandwidth)
      ----------------------------------------------------------------------------------------------------------------------
                                                           Interim period ended     Interim period ended      YoY Change
                                                            September 30, 2007       September 30, 2006
      ----------------------------------------------------------------------------------------------------------------------
                                                                Contracts                Contracts            Contracts
      Connectivity services (corporate use)                               22,949                    17,739           5,210
      ----------------------------------------------------------------------------------------------------------------------
             IP Service (-99Mbps)                                            811                       752              59
      ----------------------------------------------------------------------------------------------------------------------
             IP Service (100Mbps-999Mbps)                                    179                       143              36
      ----------------------------------------------------------------------------------------------------------------------
             IP Service (1Gbps-)                                              61                        55               6
      ----------------------------------------------------------------------------------------------------------------------
             IIJ Data Center Connectivity Service                            288                       266              22
      ----------------------------------------------------------------------------------------------------------------------
             IIJ FiberAccess/F and IIJ DSL/F                              19,994                    14,830           5,164
      ----------------------------------------------------------------------------------------------------------------------
             Others                                                        1,616                     1,693             (77)
      ----------------------------------------------------------------------------------------------------------------------
      Connectivity services (home use)                                   500,185                   583,844         (83,659)
      ----------------------------------------------------------------------------------------------------------------------
             Under IIJ brand                                              52,878                    58,378          (5,500)
      ----------------------------------------------------------------------------------------------------------------------
            hi-ho                                                        189,872                        --         189,872
      ----------------------------------------------------------------------------------------------------------------------
            OEM                                                          257,435                   525,466        (268,031)
      ----------------------------------------------------------------------------------------------------------------------
      Total contracted bandwidth                                      334.9 Gbps                253.2 Gbps       81.7 Gbps
      ----------------------------------------------------------------------------------------------------------------------

2) SI

   Revenues from SI were JPY 14,302 million, an increase of 7.9% year-over-year. One-time revenues from systems construction were JPY 6,721 million, an increase of 1.1% year-over-year. Recurring revenues from systems operation and maintenance steadily increased to JPY 7,581 million, an increase of 14.8% year-over-year. The order backlog for SI and equipment sales at September 30, 2007 was JPY 18,938 million, an increase of 82.8% from the amount as of September 30, 2006. The increase was mainly because some projects were becoming larger in scale and were expected to be completed in the last half of FY2007.

   The gross margin from SI was JPY 3,515 million, an increase of 14.8% year-over-year, and the gross margin ratio was 24.6%.

(SI Revenues, Cost of Revenues and Gross Margin Ratio)

      ---------------------------------------------------------------------------------------------------------------------
                                                           Interim period ended     Interim period ended        YoY %
                                                            September 30, 2007       September 30, 2006         Change
      ---------------------------------------------------------------------------------------------------------------------
                                                               JPY millions             JPY millions              %
      SI revenues                                                         14,302                    13,253            7.9
      ---------------------------------------------------------------------------------------------------------------------
         Systems construction                                              6,721                     6,649            1.1
      ---------------------------------------------------------------------------------------------------------------------
         Systems operation and maintenance                                 7,581                     6,604           14.8
      ---------------------------------------------------------------------------------------------------------------------
      Cost of SI                                                          10,787                    10,192            5.8
      ---------------------------------------------------------------------------------------------------------------------
      SI gross margin ratio                                                 24.6%                     23.1%             --
      ---------------------------------------------------------------------------------------------------------------------

3) Equipment sales

   Revenues from equipment sales were JPY 881 million. The gross margin for equipment sales was JPY 125 million and the gross margin ratio was 14.2%.

(Equipment Sales Revenue and Cost)

      ---------------------------------------------------------------------------------------------------------------------
                                                           Interim period ended     Interim period ended        YoY %
                                                            September 30, 2007       September 30, 2006         Change
      ---------------------------------------------------------------------------------------------------------------------
                                                               JPY million               JPY million              %
      Equipment sales revenues                                               881                     1,172           (24.8)
      ---------------------------------------------------------------------------------------------------------------------
      Cost of equipment sales                                                756                     1,066           (29.0)
      ---------------------------------------------------------------------------------------------------------------------
      Equipment sales gross margin ratio                                    14.2%                      9.0%             --
      ---------------------------------------------------------------------------------------------------------------------

d. Target for the fiscal year ending March 31, 2008

   The Japanese economy is expected to continue to be in a gentle recovery trend, while a trend of the economy in the United States and fluctuation in crude oil prices must be watched carefully.

   The business results of the IIJ Group in the interim period ended September 30, 2007 were almost in line with the target for the interim period ended September 30, 2007 that IIJ disclosed in the press release made on August 13, 2007 (see note).

   IIJ does not revise the target for the fiscal year ending March 31, 2008, that IIJ disclosed in the press release on August 13, 2007. The targets are JPY 69,000 million for total revenues, an increase of 20.9% year-over-year, JPY 4,600 million for operating income, an increase of 31.4% year-over-year, JPY 5,100 million for income before income tax benefit, an increase of 1.0% year-over-year, and JPY 5,600 million for net income, an increase of 3.5% year-over-year.

   (Note) On August 13, 2007, IIJ only revised its target for net income for the interim period ended September 30, 2007, because IIJ planed to revise valuation allowance against deferred income tax assets, related to the increasing income trend and the application of the consolidated tax payment system for IIJ and its wholly owned subsidiaries. The revision was related to the timing of the recording of income tax benefits or expenses within the fiscal year and IIJ did not revise targets for the financial results for full FY2007.

 (2) Analysis for Financial Condition

a. Assets, Liabilities and Total Shareholders' Equity

   As of September 30, 2007, total assets increased by JPY 5,545 million from the amount as of March 31, 2007 to JPY 53,238 million. For current assets, inventories increased by JPY 767 million, related to on-going SI projects; prepaid expenses increased by JPY 682 million, mainly for maintenance expenses related to SI projects; other current assets increased by JPY 847 million mainly due to an increase in current deferred tax assets (net) resulting from a reduction of the valuation allowance; and cash decreased by JPY 1,885 million, each from the respective amount as of March 31, 2007. Property and equipment increased by JPY 1,468 million from the amount as of March 31, 2007 mainly due to our acquisition of hi-ho and an increase in property for us and to provide services to our customers. Intangible assets increased by JPY 2,940 million from the amount as of March 31, 2007, mainly due to the recording of intangible assets of JPY 2,302 million upon IIJ's acquisition of the minority shares of two consolidated subsidiaries, and of JPY 659 million upon IIJ's acquisition of hi-ho, including amortizable intangible assets of JPY 289 million. Other assets increased by JPY 1,217 million mainly due to an increase in non-current deferred tax assets (net) resulting from a revision of valuation allowance. The fair value of available-for-sale securities as of September 30, 2007 decreased by JPY 266 million from the amount of March 31, 2007 to JPY 1,043 million.
For current liabilities, short-term borrowings increased by JPY 4,600 million from the amount as of March 31, 2007, mainly related to IIJ's acquisition of shares of two consolidated subsidiaries from their respective minority shareholders, and accounts payable decreased by JPY 2,338 million from the amount as of March 31, 2007.

   Total shareholders' equity as of September 30, 2007 was JPY 23,786 million, an increase of JPY 3,674 million from the amount as of March 31, 2007.

b. Cash Flows

   Cash at the end of the interim period ended September 30, 2007 was JPY 11,670 million, a decrease of JPY 1,885 million compared to the end of the fiscal year ended March 31, 2007.

(Net cash provided by operating activities)

   Net cash provided by operating activities in the interim period ended September 30, 2007 was JPY 117 million, compared to net cash provided by operating activities of JPY 2,512 million in the interim period ended September 30, 2006. Operating income increased year-over-year, mainly due to an increase in gross margin from connectivity and VAS. On the other hand during the interim period ended September 30, 2007, IIJ recorded an increase in operating assets such as inventories and prepaid expenses related to on-going systems integration projects, a decrease in operating liabilities such as accounts payable related to systems integration projects that were completed in the previous fiscal year, and payment for income taxes.

(Net cash used in investing activities)

   Net cash used in investing activities was JPY 4,352 million in the interim period ended September 30, 2007, compared to net cash used in investing activities of JPY 1,122 million in the interim period ended September 30, 2006. IIJ paid JPY 1,975 million for the purchase of subsidiary stock from minority shareholders, JPY 992 million for the purchase of property and equipment and JPY 912 million for the acquisition of a newly controlled company (hi-ho).

(Net cash provided by financing activities)

   Net cash provided by financing activities was JPY 2,346 million in the interim period ended September 30, 2007, compared to the net cash used in financing activities of JPY 2,251 million in the interim period ended September 30, 2006. IIJ recorded proceeds of JPY 4,060 million from net borrowings (short-term borrowings with initial maturities over three months and long-term borrowings), including new borrowings, for the acquisition of shares of two consolidated subsidiaries from their minority shareholders, and proceeds of JPY 250 million from net short-term borrowings (short-term borrowings initial maturities less than three months). IIJ also recorded principal payments under capital leases of JPY 1,658 million and payments of dividends of JPY 306 million.

(3) Basic Policy for the Distribution of Profits and Dividends for the Fiscal Year Ending March 31, 2008

   IIJ, while giving full consideration to securing its funds to strengthen its financial position and to prepare for its operation development, seeks to achieve continuous and steady dividends to shareholders.

   IIJ plans to pay its dividend twice a year, at interim and fiscal year-end period based on the Company's article of incorporation. The dividends for interim and fiscal year-end period will be decided at the Company's board of directors and the general meeting of stockholders, respectively.

   As IIJ announced in the press release on May 15, 2007, the total dividend for the fiscal year ending March 31, 2008 is planned to be JPY 1,500 per share of common stock (JPY 750 at interim end and JPY 750 at fiscal year-end).

   IIJ pays JPY 750 per share of common stock for the interim period ended September 30, 2007 in consideration of its results of the period.

(4) Risk Factors

   The results of operations and financial position of IIJ or the IIJ Group may be adversely and materially impacted by the following and other factors. IIJ filed its annual report (Yuka-shoken-hokokusho) for the fiscal year ended March 31, 2007 with the regulatory organization in Japan on June 27, 2007. IIJ believes that there is no new material risk to be disclosed after the filing date. The following major factors were quoted from the annual report.

- Risk from effects on the IIJ Group's business developments by a lack of improvement of Japan's economy, or a change in economic conditions

- Risk from the IIJ Group's dependence on other companies for telecommunication circuits

- Risk from the IIJ Group's failure to maintain its quality of service and operate its services properly

-  Risk from the possibility of an interruption of services of the IIJ Group

- Risk of the IIJ Group's failure to keep and manage its private customer information, such as personal information

-  Risk  due  to  the  IIJ  Group's  failure  to  keep  up  with   technological
   developments or the necessity of vast financial resources

-  Risk associated with the IIJ Group's international business developments

- Risk from the effects on the IIJ Group's results of operations and financial position by increased price competition

-  Risk associated from the fluctuation in backbone circuit costs

-  Risk affected by the failure to manage and control outsourcing costs

- Risk of less achievement in business developments than expected, due to the IIJ Group's failure to differentiate itself from its competitors

- Risk of the IIJ Group's failure to attract and control its human resources properly

- Risk associated with a reduction of value of investments into the IIJ Group companies or requirement of additional financial resources

- Risk arising from Nippon Telegraph and Telephone Corporation ("NTT"), our largest shareholder

-  Risk of failing to achieve expected revenues and profits in the future

- Risk from the IIJ Group's results of operations and financial position being affected by seasonal fluctuations in SI and equipment sales (revenues and income tend to increase in the fourth quarter of each fiscal year)

- Risk from the impact on the IIJ Group's results of operation by fluctuations in its net income affected by income tax effects

- Risk from the impact on the IIJ Group's results of operations and financial position by fluctuations in the stock prices of companies in which it has invested

- Risk of the IIJ Group's recording impairment losses on its non-amortizable intangible assets

- Risk associated with regulatory matters and new legislation related to the telecommunications

-  Risk associated with legal regulations regarding the Internet

- Risk of the IIJ Group's violation of intellectual property rights of other parties

-  Risk of being named as defendants in litigation

   IIJ filed it annual report on Form 20-F with the United States Securities and Exchange Commission under the securities laws and regulations in the United States, in addition to its annual report on a Yuka-shoken-hokokusho, filed with the regulatory public organization in Japan under the laws and regulations in Japan. Please refer to these documents for the details of risks regarding IIJ Group's business.

2. Current Status of IIJ Group

(1) Overview of the IIJ Group

   IIJ, which has seven consolidated subsidiaries and five equity method investees as of the end of the interim period ended September 30, 2007, provides mainly enterprises and public organizations that use networks for their business with various reliable and highly value-added network services (Internet connectivity services, VAS, SI and equipment sales) based on its Internet technologies comprehensively.

   An overview of the businesses of IIJ and its group companies is as follows:

--------------------------------------------- ------------------------------------------------------------------------------
Company name                                  Overview of business
--------------------------------------------- ------------------------------------------------------------------------------
IIJ                                           IIJ mainly provides  Internet  connectivity  services,  value-added  services such as  security  related  outsourcing  services,  outsourcing  services  of network  and  servers and data center  services.  IIJ also  provides  design, consultation  and  construction  of networks and provides  equipment  for the construction  of networks and its  operation  and  maintenance.  IIJ provides services  classified  into  connectivity  and VAS, SI, and equipment sales in its consolidated financial statements.
--------------------------------------------- ------------------------------------------------------------------------------
Seven consolidated subsidiaries
--------------------------------------------- ------------------------------------------------------------------------------
IIJ Technology Inc. ("IIJ-Tech")              IIJ-Tech mainly provides systems design, consultation, development, construction, operation and maintenance, and supply of equipment and its operation and maintenance for the construction of systems. IIJ-Tech provides services classified into SI and equipment sales in IIJ's consolidated financial statements.
--------------------------------------------- ------------------------------------------------------------------------------
                                              IIJ-FS mainly provides the development,  operation and maintenance of systems
IIJ Financial Systems, Inc. ("IIJ-FS")        for financial  institutions.  IIJ-FS provides services  classified into SI in
                                              IIJ's consolidated financial statements.
--------------------------------------------- ------------------------------------------------------------------------------
                                              Net Care mainly provides the monitoring and operation of networks and outsourced customer support and call centers. Net Care provides services
Net Care, Inc. ("Net Care")                   classified  connectivity  and  VAS  and SI in  IIJ's  consolidated  financial statements.
--------------------------------------------- ------------------------------------------------------------------------------
                                              NCJ mainly provides network construction  services,  primarily for LANs, such
Net Chart Japan Inc. ("NCJ")                  as  network  installation  wiring,  installation  and  set-up  of  equipment, installation of applications, and operational support.
--------------------------------------------- ------------------------------------------------------------------------------
GDX Japan Inc. ("GDX")                        GDX mainly provides message exchange network services. GDX provides services classified into connectivity and VAS in IIJ's consolidated financial statements.
--------------------------------------------- ------------------------------------------------------------------------------
                                              hi-ho  mainly  provides  Internet  services  to personal  users and  Internet
hi-ho Inc. ("hi-ho")                          solutions  to  corporate  users.  hi-ho  provides  services  classified  into connectivity and VAS in IIJ's consolidated financial statements.
--------------------------------------------- ------------------------------------------------------------------------------
                                              IIJ America mainly provides Internet connectivity services in the United
                                              States and constructs and operates an Internet backbone in the United States
IIJ America Inc. ("IIJ America")              as the IIJ Group's presence in the United States. IIJ America provides services classified into connectivity and VAS in IIJ's consolidated financial statements.
--------------------------------------------- ------------------------------------------------------------------------------
Five equity method investees
--------------------------------------------- ------------------------------------------------------------------------------
Internet Multifeed Co. ("Multifeed")          Multifeed was established as a joint venture with the NTT Group and mainly operates Internet exchange, distributes high-volume Internet content, and provides housing services.
--------------------------------------------- ------------------------------------------------------------------------------
Internet Revolution Inc. ("i-revo")           i-revo  is  a  consolidated  subsidiary  of  Konami  Corporation  and  mainly operates Internet portals.
--------------------------------------------- ------------------------------------------------------------------------------
                                              TCC  is  a  consolidated  subsidiary  of  Hirata  Corporation  and  develops,
Taihei Computer Co., Ltd. ("TCC")             construct,  sell and operate  customer  loyalty  reward  program  systems for service industry.
--------------------------------------------- ------------------------------------------------------------------------------
Trust Networks Inc. ("TN")                    TN is a  joint  venture  established  in  July  2007  and  plans  to  provide operation of networks for automated teller machines ("ATMs").
--------------------------------------------- ------------------------------------------------------------------------------
i-Heart Inc. ("i-Heart")                      i-Heart was established as a joint venture with Samsung Corporation in South
                                              Korea and provides data center services in South Korea.
--------------------------------------------- ------------------------------------------------------------------------------

   (Note)
   TN was IIJ's equity method investee as of the end of the interim period ended September 30, 2007. As a result of IIJ's additional investment to TN in October 1007, TN became IIJ's consolidated subsidiary in the third quarter of the fiscal year ended March 31, 2008.

In addition to the above, NTT is IIJ's other affiliated company (IIJ is NTT's affiliated company).

 (2) Business Diagram
   The overview of the IIJ Group's business at the end of the interim period ended September 30, 2007 is illustrated as follows:

-----------------------------------------------------------------------------------------------------------
|  -----------------------------------------------------------------------------------------------------  |
|  |                                            Customers                                              |  |
|  -----------------------------------------------------------------------------------------------------  |
|                                                    ^                                                    |
|                                                    | Connectivity and VAS, SI and equipment sales       |
| ------------------------------------------------------------------------------------------------------- |
| |  -------------------------------------------------------------------------------------------------- | |
| |  |                                              IIJ                                               | | |
| |  -------------------------------------------------------------------------------------------------- | |
| |                                             |  ^  ^  |                                              | |
| |       Consolidated                          |  .  .  |                         Equity Method        | |
| |       Subsidiaries         Purchase         |  .  .  |                           Investees          | |
| |       ------------         Outsourcing      |  .  .  | Selling services        -------------        | |
| |  ----------------------- .......................  ......................--------------------------  | |
| |  |      IIJ-Tech       |                    |  .     |                  |        Multifeed       |  | |
| |  |                     | <------------------|  .     |----------------> |                        |  | |
| |  -----------------------   Selling services |  .     | Selling services --------------------------  | |
| |                            Outsourcing      |  .     |                                              | |
| |                                             |  .     |                  --------------------------  | |
| |  -----------------------                    |  .     |                  |         i-revo         |  | |
| |  |       IIJ-FS        |                    |  .     |----------------> |                        |  | |
| |  |                     | <------------------|  .     | Selling services --------------------------  | |
| |  -----------------------   Selling services |  .     | Outsourcing                                  | |
| |                                             |  .     |                  --------------------------  | |
| |                            Outsourcing      |  .     |                  |          TCC           |  | |
| |  ----------------------- .......................     |----------------> |                        |  | |
| |  |      Net Care       |                    |  .     | Selling services --------------------------  | |
| |  |                     | <------------------|  .     | Outsourcing                                  | |
| |  -----------------------   Selling services |  .     |                  --------------------------  | |
| |                            Outsourcing      |  .     |                  |           TN           |  | |
| |                                             |  .     |----------------> |                        |  | |
| |                            Outsourcing      |  .     | Selling services --------------------------  | |
| |                         Network costruction |  .     |                                              | |
| |  ----------------------- .......................     |                  --------------------------  | |
| |  |        NCJ          |                    |  .     |                  |         i-heart        |  | |
| |  |                     | <------------------|  .     |----------------> |                        |  | |
| |  -----------------------   Selling services |  .       Advance          --------------------------  | |
| |                                             |  .                                                    | |
| |  -----------------------                    |  .                                                    | |
| |  |        GDX          |                    |  .                                                    | |
| |  |                     | <------------------|  .                                                    | |
| |  -----------------------   Selling services |  .                                                    | |
| |                            Outsourcing      |  .                                                    | |
| |  -----------------------                    |  .                                                    | |
| |  |        hi-ho        |                    |  .                                                    | |
| |  |                     | <------------------|  .                                                    | |
| |  -----------------------   Outsourcing      |  .                                                    | |
| |                                             |  .                                                    | |
| |                            Selling services |  .                                                    | |
| |                            Outsourcing      |  .                                                    | |
| |  ----------------------- .......................                                                    | |
| |  |     IIJ America     |                    |                                                       | |
| |  |                     | <------------------|                                                       | |
| |  -----------------------   Selling services                                                         | |
| |                                                                                                     | |
| |  ------------------------------------------------------------------------------------------------   | |
|  --|                                          IIJ Group                                           |---- |
|    ------------------------------------------------------------------------------------------------     |
|                    ^                               ^                              ^                     |
|                    | Purchase of                   | Outsourcing                  | Equipment sales,    |
|                    | telecommunications lines      |                              | purchase and lease  |
|    ---------------------------------    ----------------------          ------------------------------- |
|    |        Telecommunication      |    |  Outside Suppliers |          | Telecommunication Equipment | |
|    |       Carriers and Others     |    |                    |          | Manufacturers, Vendors and  | |
|    |                               |    |                    |          |      Leasing Companies      | |
|    ---------------------------------    ----------------------          ------------------------------- |
|                                                                                                         |
|  (Notes)                                                                                                |
|  1. The diagram above illustrates the overview of principal transactions between IIJ and IIJ's          |
|     affiliated companies.                                                                               |
|  2. <--- shows transactions from IIJ to each of the IIJ Group companies. <... shows transactions from   |
|     each of the IIJ Group companies to IIJ.                                                             |
|  3. Telecommunications carriers include Nippon Telegraph and Telephone East Corporation ("NTT East"),   |
|     Nippon Telegraph and Telephone West Corporation ("NTT West") and NTT Communications, Inc. ("NTT     |
|     Communications"), that are the subsidiaries of NTT, of which IIJ is affiliated company.             |
-----------------------------------------------------------------------------------------------------------

3. Management Policies

(1) Basic Management Policies

   IIJ aims to contribute in creating a new market and in innovating industries by leading the information society of Japan with Internet technology. By practicing its management philosophy, it also continuously seeks to maximize its corporate value and to fulfill its social responsibility.

(2) Target Management Indicators

   In conducting its business activities, the IIJ Group closely considers the composition of total revenues, profitability, financial position, and other factors. The IIJ Group is making efforts to enhance its profitability by increasing revenues and controlling costs, sales and marketing expenses and general and administrative expenses, while closely watching its revenue growth ratio, gross margin ratio, operating margin ratio and other figures.

(3) Medium and Long-term Business Strategies

   The IIJ Group recognizes that customer needs and demands for the use of network system will become more advanced and diverse as Internet use in business and public organizations is increasing due to the expand in broadband network. The IIJ Group continues to recognize the current market environment to be an opportunity for its growth, because it expects that corporate customers and public organizations, its main customers, will increase their needs for reliable network systems and outsourcing services for their network systems, such as security measures. On the contrary, the IIJ Group sees that the competition with competitors for Internet connectivity, VAS and SI will further deepen. While price competitions for Internet connectivity services are still severe, the IIJ Group believes that it can be competitive by providing solutions together with VAS and SI. The IIJ Group believes that it is important for the Group to promote its research and development for Internet and to continuously provide its customers with reliable and value-added solutions for the enhancement of the IIJ Group business.

(4) Issues that Should be Addressed

   Although the environment surrounding the IIJ Group is very favorable, it is important for the IIJ Group to continue to provide reliable and competitive services at the right timing to capture the needs for network systems of enterprises and public organizations. For its medium and long term business expansion, it is also important for the IIJ Group to expand its business field by M&A and creation of new business and to promote its partnerships with business partners properly. In the interim period ended September 30, 2007, IIJ made hi-ho fully owned by acquiring all the shares of hi-ho and established GDX and TN and invested in TCC. In addition, IIJ believes that it is important for IIJ to perform its potential more comprehensively as a Group and construct its Group business structure to promote an effective business. In May 2007, IIJ made its two subsidiaries, IIJ-Tech and Net Care wholly owned through the share exchanges. In September 2007, IIJ applied for a consolidated tax payment system to introduce the system in the fiscal year ended March 31, 2009.

   It is important for the IIJ Group to attract and educate excellent personnel to maintain its growth in the future. The IIJ Group is actively recruiting mid-carriers including managements and recent graduates on a regular basis. The number of the employees on the consolidated basis at the end of the interim period ended September 30, 2007 was 1,327 (including 83 recent graduates joined the IIJ Group in April 2007), an increase of 172 compared to the end of the fiscal year ended March 31, 2007.

(5) Other Issues to be Addressed

   For the interim period ended September 30, 2007, IIJ provides Internet connectivity services for the amount of JPY 351 thousand, to Applied Research Institute, Inc. which Koichi Suzuki, President and CEO of IIJ has 100% voting right. It is conducted under normal business relationship.

Consolidated Financial Statements (Unaudited)
(From April 1, 2007 through September 30, 2007)
(1) Consolidated Balance Sheets
----------------------------------------------------------------------
                                          As of September 30, 2007
----------------------------------------------------------------------
                                        Thousands Thousands of
                                         of U.S.       Yen
                                         Dollars                 %
----------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
  Cash                                   101,504   11,669,876
  Accounts receivable, net of
   allowance for doubtful accounts
   of JPY 31,983 thousand, JPY
   22,198 thousand and JPY
   32,489 thousand at September
   30, 2007, September 30, 2006
   and March 31, 2007,
   respectively                           79,215    9,107,377
  Short-term investment                      112       12,836
  Inventories                             16,334    1,877,963
  Prepaid expenses                        15,096    1,735,540
  Other current assets, net of
   allowance for doubtful accounts
   of JPY 719 thousand, JPY
   3,850 thousand and JPY 4,570
   thousand at September 30,
   2007, September 30, 2006 and
   March 31, 2007, respectively           15,462    1,777,657
                                        --------- ------------
    Total current assets                 227,723   26,181,249   49.2

INVESTMENTS IN AND ADVANCES TO EQUITY
 METHOD INVESTEES, net of loan loss
 valuation allowance of JPY 16,701 at
 September 30, 2007, September 30, 2006
 and March 31, 2007, respectively          9,267    1,065,431    2.0
OTHER INVESTMENTS                         21,179    2,434,984    4.6
PROPERTY AND EQUIPMENT--Net               98,294   11,300,856   21.2
INTANGIBLE ASSETS--Net                    50,595    5,816,862   10.9
GUARANTEE DEPOSITS                        17,056    1,960,988    3.7
OTHER ASSETS, net of allowance
 for doubtful accounts of JPY
 67,027 thousand, JPY 65,251
 thousand and JPY 69,050
 thousand at September 30, 2007,
 September 30, 2006 and March
 31, 2007, respectively                   38,945    4,477,523    8.4
                                        --------- ------------
TOTAL                                    463,059   53,237,893  100.0
                                        --------- ------------

----------------------------------------------------------------------
                                          As of September 30, 2007
----------------------------------------------------------------------
                                        Thousands Thousands of
                                         of U.S.       Yen
                                         Dollars                 %
----------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Short-term borrowings                   92,633   10,650,000
  Long-term borrowings--current               --           --
   portion
  Payable under securities loan               --           --
   agreement
  Capital lease obligations--
   current portion                        29,394    3,379,457
  Accounts payable                        53,289    6,126,583
  Accrued expenses                         8,529      980,609
  Other current liabilities               15,779    1,814,126
                                        --------- ------------
    Total current liabilities            199,624   22,950,775   43.1

CAPITAL LEASE OBLIGATIONS--
Noncurrent                                41,831    4,809,338    9.0
ACCRUED RETIREMENT AND
PENSION COSTS                              7,263      834,981    1.6
OTHER NONCURRENT
LIABILITIES                                6,351      730,180    1.4
                                        --------- ------------
    Total Liabilities                    255,069   29,325,274   55.1
                                        --------- ------------
MINORITY INTEREST                          1,100      126,424    0.2
                                        --------- ------------

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY:

  Common stock
   --authorized, 377,600 shares;
     issued and outstanding,
     206,478 shares at
     September 30, 2007
   --authorized 377,600 shares;
     issued and outstanding,
     204,300 shares at
     September 30, 2006 and
     March 31, 2007
                                         146,419   16,833,847   31.6
  Additional paid-in capital             240,165   27,611,737   51.9
  Accumulated deficit                   (183,525) (21,099,819) (39.6)
  Accumulated other
   comprehensive income                    3,831      440,430    0.8
  Treasury stock--777 shares held             --           --     --
   by an equity method investee at
   September 30, 2006
                                        --------- ------------
    Total shareholders' equity           206,890   23,786,195   44.7
                                        --------- ------------
TOTAL                                    463,059   53,237,893  100.0
                                        --------- ------------

                               As of September 30,  As of March 31,
                                       2006                2007
----------------------------------------------------------------------
                               Thousands of        Thousands of
                                    Yen       %         Yen       %
----------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
  Cash                          12,859,745          13,554,544
  Accounts receivable, net of
   allowance for doubtful
   accounts of JPY 31,983
   thousand, JPY 22,198
   thousand and JPY 32,489
   thousand at September30,
   2007, September 30, 2006
   and March 31, 2007,
   respectively                  7,786,677           9,675,725
  Short-term investment                 --              12,093
  Inventories                      593,899           1,111,086
  Prepaid expenses               1,329,486           1,053,270
  Other current assets, net
   of allowance for doubtful
   accounts of JPY 719 thousand,
   JPY 3,850 thousand and
   JPY 4,570 thousand at
   September 30, 2007,
   September 30, 2006 and
   March 31, 2007,
   respectively                    874,401             930,571
                               ------------        ------------
    Total current assets        23,444,208   53.2   26,337,289   55.2

INVESTMENTS IN AND ADVANCES TO
 EQUITY METHOD INVESTEES, net
 of loan loss valuation
 allowance of JPY 16,701 at
 September 30, 2007, September
 30, 2006 and March 31, 2007,
 respectively                    1,043,410    2.4      858,490    1.8
OTHER INVESTMENTS                6,217,408   14.1    2,841,741    6.0
PROPERTY AND EQUIPMENT--Net      9,496,329   21.6    9,832,396   20.6
INTANGIBLE ASSETS--Net             635,147    1.4    2,876,894    6.0
GUARANTEE DEPOSITS               1,532,046    3.5    1,686,141    3.5
OTHER ASSETS, net of allowance
 for doubtful accounts of JPY
 67,027 thousand, JPY 65,251
 thousand and JPY 69,050
 thousand at September 30, 2007,
 September 30, 2006 and March
 31, 2007, respectively          1,668,884    3.8    3,260,053    6.9
                               ------------        ------------
TOTAL                           44,037,432  100.0   47,693,004  100.0
                               ------------        ------------

----------------------------------------------------------------------
                               As of September 30,  As of March 31,
                                       2006                2007
----------------------------------------------------------------------
                               Thousands of        Thousands of
                                    Yen       %         Yen       %
----------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS'
 EQUITY
CURRENT LIABILITIES:
  Short-term borrowings          5,750,000           6,050,000
  Long-term borrowings--current
   portion                       1,060,476             290,000
  Payable under securities loan
   agreement                       480,960
  Capital lease obligations--                               --
   current portion               2,800,937           2,953,173
  Accounts payable               5,090,316           8,464,835
  Accrued expenses                 653,789             897,355
  Other current liabilities      1,720,181           2,477,486
                               ------------        ------------
    Total current liabilities   17,556,659   39.9   21,132,849   44.3

CAPITAL LEASE OBLIGATIONS--
Noncurrent                       4,371,896    9.9    4,318,309    9.1
ACCRUED RETIREMENT AND
PENSION COSTS                      268,292    0.6      750,042    1.5
OTHER NONCURRENT
LIABILITIES                        669,131    1.5      564,618    1.2
                               ------------        ------------
    Total Liabilities           22,865,978   51.9   26,765,818   56.1
                               ------------        ------------
MINORITY INTEREST                1,363,362    3.1      815,182    1.7
                               ------------        ------------
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY:

  Common stock--
   --authorized, 377,600 shares;
     issued and outstanding,
     206,478 shares at
     September 30, 2007
   --authorized 377,600 shares;
     issued and outstanding,
     204,300 shares at
     September 30, 2006 and
     March 31, 2007
                                16,833,847   38.2   16,833,847   35.3
  Additional paid-in capital    26,599,217   60.4   26,599,217   55.8
  Accumulated deficit          (26,826,562) (60.9) (24,270,769) (50.9)
  Accumulated other
   comprehensive income          3,285,828    7.5      949,709    2.0
  Treasury stock--777 shares                                --     --
   held by an equity method
   investee at
   September 30, 2006              (84,238)  (0.2)
                               ------------        ------------
    Total shareholders' equity  19,808,092   45.0   20,112,004   42.2
                               ------------        ------------
TOTAL                           44,037,432  100.0   47,693,004  100.0
                               ------------        ------------

(Note)
The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 114.97, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of September 28, 2007.

(2) Consolidated Statements of Income
----------------------------------------------------------------------
                                       Interim Period Ended September
                                                   30, 2007
                                       -------------------------------
                                       Thousands Thousands  % of total
                                        of U.S.     of Yen   revenues
                                        Dollars
----------------------------------------------------------------------
REVENUES:
  Connectivity and value-
     added services:
    Connectivity (corporate use)         52,025   5,981,284
    Connectivity (home use)              19,960   2,294,848
    Value-added services                 39,005   4,484,467
    Other                                17,797   2,046,107
                                       --------- -----------
      Total                             128,787  14,806,706
  Systems integration                   124,399  14,302,188
  Equipment sales                         7,666     881,350
                                       --------- -----------
      Total revenues                    260,852  29,990,244     100.0
                                       --------- -----------
COST AND EXPENSES:
  Cost of connectivity and
   value-added services                 106,703  12,267,670
  Cost of systems
   integration                           93,823  10,786,859
  Cost of equipment sales                 6,579     756,386
                                       --------- -----------
      Total cost                        207,105  23,810,915      79.4
  Sales and marketing                    17,632   2,027,153       6.7
  General and
   administrative                        19,306   2,219,623       7.4
  Research and
   development                            1,013     116,445       0.4
                                       --------- -----------
      Total cost and
        expenses                        245,056  28,174,136      93.9
                                       --------- -----------
OPERATING INCOME                         15,796   1,816,108       6.1
                                       --------- -----------
OTHER INCOME:
  Interest income                           274      31,555
  Interest expense                       (1,872)   (215,278)
  Foreign exchange gain
   (loss)                                     8         923
  Gain (loss) on other investments
   --net                                    430      49,474
  Other--net                                128      14,702
                                       --------- -----------
      Other income (loss) --net
                                         (1,032)   (118,624)     (0.4)
                                       --------- -----------
INCOME FROM
OPERATIONS BEFORE
INCOME TAX BENEFIT,
MINORITY INTERESTS
AND EQUITY IN NET
LOSS OF EQUITY
METHOD INVESTEES                         14,764   1,697,484       5.7
                                       --------- -----------
INCOME TAX BENEFIT                      (15,698) (1,804,833)     (6.0)
MINORITY INTERESTS IN
(EARNINGS) LOSSES OF
SUBSIDIARIES                                211      24,212       0.1
EQUITY IN NET LOSS OF
EQUITY METHOD
INVESTEES                                  (427)    (49,129)     (0.2)
                                       --------- -----------
NET INCOME                               30,246   3,477,400      11.6

                           Interim Period Ended   Fiscal Year Ended
                             September 30, 2006      March 31, 2007
                           -------------------------------------------
                           Thousands  % of total Thousands  % of total
                              of Yen   revenues     of Yen   revenues
----------------------------------------------------------------------
REVENUES:
  Connectivity and value-
     added services:
    Connectivity
     (corporate use)        5,532,282            11,239,062
    Connectivity (home
     use)                     983,157             1,968,948
    Value-added services    3,647,219             7,415,533
    Other                   1,856,829             3,729,633
                           -----------           -----------
      Total                12,019,487            24,353,176
  Systems integration      13,252,936            30,527,081
  Equipment sales           1,171,611             2,174,324
                           -----------           -----------
      Total revenues       26,444,034     100.0  57,054,581     100.0
                           -----------           -----------
COST AND EXPENSES:
  Cost of connectivity and
   value-added services    10,324,133            20,545,358
  Cost of systems
   integration             10,191,816            23,529,045
  Cost of equipment sales   1,066,013             1,893,216
                           -----------           -----------
      Total cost           21,581,962      81.6  45,967,619      80.6
  Sales and marketing       1,632,728       6.2   3,438,725       6.0
  General and
   administrative           1,776,725       6.7   3,970,692       7.0
  Research and
   development                 82,191       0.3     177,273       0.3
                           -----------           -----------
      Total cost and
       expenses            25,073,606      94.8  53,554,309      93.9
                           -----------           -----------
OPERATING INCOME            1,370,428       5.2   3,500,272       6.1
                           -----------           -----------
OTHER INCOME:
  Interest income               7,481                23,037
  Interest expense           (205,500)             (397,439)
  Foreign exchange gain
   (loss)                         (10)                 (297)
  Gain (loss) on other
   investments --net          922,836             1,866,510
  Other--net                   49,096                56,605
                           -----------           -----------
      Other income (loss)
       --net
                              773,903       2.9   1,548,416       2.7
                           -----------           -----------
INCOME FROM
OPERATIONS BEFORE
INCOME TAX BENEFIT,
MINORITY INTERESTS
AND EQUITY IN NET
LOSS OF EQUITY
METHOD INVESTEES            2,144,331       8.1   5,048,688       8.8
                           -----------           -----------
INCOME TAX BENEFIT           (959,783)     (3.7)   (803,943)     (1.4)
MINORITY INTERESTS IN
(EARNINGS) LOSSES OF
SUBSIDIARIES                 (125,108)     (0.5)   (232,719)     (0.4)
EQUITY IN NET LOSS OF
EQUITY METHOD
INVESTEES                    (125,086)     (0.5)   (210,199)     (0.3)
                           -----------           -----------
NET INCOME                  2,853,920      10.8   5,409,713       9.5
----------------------------------------------------------------------

                         Interim Period      Interim     Fiscal Year
                         Ended September    Period Ended  Ended March
                             30, 2007        September      31, 2007
                                              30, 2006
                        ----------------------------------------------
                          U.S.       Yen        Yen           Yen
                          Dollars
----------------------------------------------------------------------
BASIC WEIGHTED-
AVERAGE NUMBER OF
SHARES                             206,002       203,989       203,992
DILUTED WEIGHTED-
AVERAGE NUMBER OF
SHARES                             206,228       204,166       204,244
BASIC NET INCOME PER
SHARE                       146.82  16,880        13,991        26,519
DILUTED NET INCOME
PER SHARE                   146.66  16,862        13,978        26,487
----------------------- ---------- ------- ------------- -------------

(Note)
The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 114.97, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of September 28, 2007.


(3) Consolidated Statements of Shareholders' Equity
Consolidated statements of shareholders' equity for the interim period ended September 30, 2007
                                              (Unit: Thousands of Yen)
----------------------------------------------------------------------
                       Shares of     Common    Additional  Accumulated
                         Common      Stock     Paid-in     Deficit
                         Stock                 Capital
                       Outstanding
                       (Including
                        Treasury
                         Stock)
                        (Shares)
----------------------------------------------------------------------
BALANCE, APRIL 1,
 2007                      204,300 16,833,847 26,599,217 (24,270,769)
Net income                                                 3,477,400
Other comprehensive
 loss, net of tax
Total comprehensive
 income
Payment of dividends                                        (306,450)
Issuance of common
 stock related to
 share exchanges, net
 of issuance cost            2,178             1,012,520
                      ------------ ---------- ---------- ------------
BALANCE, SEPTEMBER
 30, 2007                  206,478 16,833,847 27,611,737 (21,099,819)
                      ------------ ---------- ---------- ------------


                                    Accumulated   Treasury    Total
                                       Other        Stock
                                    Comprehensive
                                       Income
----------------------------------------------------------------------
BALANCE, APRIL 1, 2007                   949,709        -- 20,112,004
Net income                                                  3,477,400
Other comprehensive loss, net of
 tax                                    (509,279)            (509,279)
                                                           -----------
Total comprehensive income                                  2,968,121
Payment of dividends                                         (306,450)
Issuance of common stock related to
 share exchanges, net of issuance
 cost                                                       1,012,520
                                   -------------- -------- -----------
BALANCE, SEPTEMBER 30, 2007              440,430        -- 23,786,195
                                   -------------- -------- -----------

Consolidated statements of shareholders' equity for the interim period ended September 30, 2007
                                     (Unit: Thousands of U.S. Dollars)
----------------------------------------------------------------------

                            Shares of   Common  Additional Accumulated
                              Common     Stock   Paid-in     Deficit
                              Stock              Capital
                            Outstanding
                            (Including
                             Treasury
                              Stock)
                             (Shares)
----------------------------------------------------------------------
BALANCE, APRIL 1, 2007          204,300 146,419    231,358   (211,105)
Net income                                                     30,246
Other comprehensive loss,
 net of tax
Total comprehensive income
Payment of dividends                                           (2,665)
Issuance of common stock
 related to share exchanges,
 net of issuance cost             2,178              8,807
BALANCE, SEPTEMBER 30,
 2007                           206,478 146,419    240,165   (183,525)
                           ------------ ------- ---------- -----------

                                       Accumulated   Treasury  Total
                                          Other        Stock
                                       Comprehensive
                                          Income
----------------------------------------------------------------------
BALANCE, APRIL 1, 2007                        8,260        -- 174,932
Net income                                                     30,246
Other comprehensive loss, net of tax         (4,430)           (4,430)
                                                              --------
Total comprehensive income                                     25,816
Payment of dividends                                           (2,665)
Issuance of common stock related to
share exchanges, net of issuance cost                           8,807
BALANCE, SEPTEMBER 30, 2007                   3,831        -- 206,890
                                      -------------- -------- --------

----------------------------------------------------------------------
(Note)
1) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 114.97, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of September 28, 2007.

Consolidated statements of shareholders' equity for the interim period ended September 30, 2006

                                              (Unit: Thousands of Yen)
----------------------------------------------------------------------
                        Shares of    Common    Additional Accumulated
                          Common     Stock      Paid-in      Deficit
                          Stock                 Capital
                        Outstanding
                        (Including
                         Treasury
                          Stock)
                         (Shares)
----------------------------------------------------------------------
BALANCE, APRIL 1,
2006                        204,300 16,833,847 26,599,217 (29,680,482)
Net income                                                  2,853,920
Other comprehensive
loss, net of tax
Total comprehensive
loss
BALANCE, SEPTEMBER
30, 2006                    204,300 16,833,847 26,599,217 (26,826,562)
                       ------------ ---------- ---------- ------------

                                    Accumulated   Treasury    Total
                                       Other        Stock
                                    Comprehensive
                                       Income
----------------------------------------------------------------------
BALANCE, APRIL 1,
2006                                   6,553,594  (84,238) 20,221,938
Net income                                                  2,853,920
Other comprehensive
loss, net of tax                      (3,267,766)          (3,267,766)
                                                           -----------
Total comprehensive
loss                                                         (413,846)
BALANCE, SEPTEMBER
30, 2006                               3,285,828  (84,238) 19,808,092
                                   -------------- -------- -----------

Consolidated statements of shareholders' equity for the fiscal year ended March 31, 2007

                                              (Unit: Thousands of Yen)
----------------------------------------------------------------------
                       Shares of    Common    Additional Accumulated
                         Common     Stock      Paid-in      Deficit
                         Stock                  Capital
                       Outstanding
                       (Including
                        Treasury
                         Stock)
                        (Shares)
----------------------------------------------------------------------
BALANCE, APRIL 1,
 2006                      204,300 16,833,847 26,599,217 (29,680,482)
Net income                                                 5,409,713
Other comprehensive
 loss, net of tax
Total comprehensive
 loss
Adjustment to
 initially apply
 SFAS158, net of tax
Dissolution of
 reciprocal interests
 due to sale of
 investment in an
 equity method
 investee
--------------------- ------------ ---------- ---------- ------------
BALANCE, MARCH 31,
 2006                      204,300 16,833,847 26,599,217 (24,270,769)
                      ------------ ---------- ---------- ------------

                                    Accumulated   Treasury    Total
                                       Other        Stock
                                    Comprehensive
                                       Income
----------------------------------------------------------------------
BALANCE, APRIL 1, 2006                 6,553,594  (84,238) 20,221,938
Net income                                                  5,409,713
Other comprehensive loss, net of
 tax                                  (5,492,154)          (5,492,154)
                                                           -----------
Total comprehensive loss                                      (82,441)
Adjustment to initially apply
 SFAS158, net of tax                    (111,731)            (111,731)
Dissolution of reciprocal interests
 due to sale of investment in an
 equity method investee                            84,238      84,238
------------------------------------------------- -------- -----------
BALANCE, MARCH 31, 2006                  949,709       --  20,112,004
                                   -------------- -------- -----------

(4) Condensed Consolidated Statements of Cash Flows
----------------------------------------------------------------------

                                                Interim Period Ended
                                                  September 30, 2007
                                                ----------------------
                                                Thousands Thousands
                                                 of U.S.   of Yen
                                                 Dollars
----------------------------------------------------------------------
OPERATING ACTIVITIES:
  Net income                                      30,246   3,477,400
  Adjustments to reconcile net income to net
   cash provided by operating activities:
    Depreciation and amortization                 19,471   2,238,630
    Provision for (reversal of) doubtful
     accounts and advances                           (43)     (4,924)
    Gain on other investments--net                  (430)    (49,474)
    Foreign exchange loss (gain)                      30       3,397
    Equity in net loss of equity method
     investees                                       427      49,129
    Minority interests in earnings (losses) of
     subsidiaries                                   (211)    (24,212)
    Deferred income tax benefit                  (17,130) (1,969,437)
    Others                                           837      96,247
  Changes in operating assets and liabilities:
    Decrease in accounts receivable                5,014     576,507
    (Decrease) increase in inventories, prepaid
     expenses and other current and noncurrent
     assets                                      (14,256) (1,639,019)
    Decrease in accounts payable                 (18,995) (2,183,876)
    Increase (decrease) in accrued expenses,
     other current and noncurrent liabilities     (3,946)   (453,660)
----------------------------------------------- --------- -----------
      Net cash provided by operating activities    1,015     116,708
----------------------------------------------- --------- -----------

INVESTING ACTIVITIES:
  Purchase of property and equipment              (8,625)   (991,559)
  Purchase of available-for-sale securities       (4,470)   (513,895)
  Purchase of short-term and other investments      (277)    (31,822)
  Investment in an equity method investee         (2,178)   (250,389)
  Proceeds from sales of investment in an             --          --
   equity method investee
  Purchase of subsidiary stock from minority
   shareholders                                  (17,179) (1,975,123)
  Proceeds from sales of available-for-sale
   securities                                      5,298     609,112
  Proceeds from sales and redemption of short-
   term and other investments                         59       6,751
  Acquisition of a newly controlled company,
   net of cash acquired                           (7,936)   (912,450)
  Acquisition of businesses                           --          --
  Refund (payment) of guarantee deposits--net     (2,283)   (262,489)
  Other                                             (262)    (30,129)
----------------------------------------------- --------- -----------
      Net cash used in investing activities      (37,853) (4,351,993)
----------------------------------------------- --------- -----------

                                                Interim Period Ended
                                                  September 30, 2007
                                                ----------------------
                                                Thousands Thousands
                                                 of U.S.   of Yen
                                                 Dollars
----------------------------------------------------------------------
FINANCING ACTIVITIES:
  Proceeds from issuance of short-term
   borrowings with initial maturities over
   three months and long-term borrowings          90,458  10,400,000
  Repayments of short-term borrowings with
   initial maturities over three months and
   long-term borrowings                          (55,145) (6,340,000)
  Proceeds from securities loan agreement             --          --
  Repayments of securities loan agreement             --          --
  Principal payments under capital leases        (14,421) (1,657,941)
  Increase (decrease) in short-term borrowings
   with initial maturities less than three
   months--net                                     2,174     250,000
  Proceeds from issuance of subsidiary stock to       --          --
   minority shareholders
  Amount of dividend payment                      (2,665)   (306,450)
----------------------------------------------- --------- -----------
      Net cash provided by (used in) financing
       activities                                 20,402   2,345,609
----------------------------------------------- --------- -----------

EFFECT OF EXCHANGE RATE CHANGES ON CASH               44       5,008

NET DECREASE IN CASH                             (16,393) (1,884,668)
CASH, BEGINNING OF EACH PERIOD                   117,896  13,554,544
----------------------------------------------- --------- -----------
CASH, END OF EACH PERIOD                         101,504  11,669,876
----------------------------------------------- --------- -----------

ADDITIONAL CASH FLOW INFORMATION:
Interest paid                                      1,887     216,937
Income taxes paid                                  6,326     727,324

NONCASH INVESTING AND FINANCING ACTIVITIES:
  Acquisition of assets by entering into
   capital leases                                 19,989   2,298,102
  Purchase of minority interests of
    consolidated subsidiaries through
    share exchanges                                8,807   1,012,520
    Acquisition of business and a company:
    Assets acquired                               13,662   1,570,720
    Cash paid                                    (10,702) (1,230,450)
    Liabilities assumed                            2,960     340,270
----------------------------------------------- --------- -----------

                                                Interim    Fiscal Year
                                                 Period       Ended
                                                  Ended     March 31,
                                                September      2007
                                                 30, 2006
                                               -----------------------
                                               Thousands   Thousands
                                                of Yen      of Yen
----------------------------------------------------------------------
OPERATING ACTIVITIES:
  Net income                                    2,853,920   5,409,713
  Adjustments to reconcile net income to net
   cash provided by operating activities:
    Depreciation and amortization               2,176,125   4,228,048
    Provision for (reversal of) doubtful
     accounts and advances                         (4,446)     12,232
    Gain on other investments--net               (922,836) (1,866,510)
    Foreign exchange loss (gain)                   (2,386)      2,226
    Equity in net loss of equity method
     investees                                    125,086     210,199
    Minority interests in earnings (losses) of
     subsidiaries                                 125,108     232,719
    Deferred income tax benefit                (1,245,146) (1,494,685)
    Others                                         89,239     534,035
  Changes in operating assets and liabilities:
    Decrease in accounts receivable             4,148,536   2,376,126
    (Decrease) increase in inventories, prepaid
     expenses and other current and noncurrent
     assets                                        92,884  (1,235,003)
    Decrease in accounts payable               (4,959,668) (1,872,969)
    Increase (decrease) in accrued expenses,
     other current and noncurrent liabilities      36,014     865,376
---------------------------------------------------------- -----------
      Net cash provided by operating activities 2,512,430   7,401,507
---------------------------------------------------------- -----------
INVESTING ACTIVITIES:
  Purchase of property and equipment             (559,868) (1,287,906)
  Purchase of available-for-sale securities      (170,564)   (802,662)
  Purchase of short-term and other investments (1,490,617) (1,794,358)
  Investment in an equity method investee              --          --
  Proceeds from sales of investment in an
   equity method investee                              --     185,900
  Purchase of subsidiary stock from minority
   shareholders                                   (27,559) (3,077,764)
  Proceeds from sales of available-for-sale
   securities                                   1,100,374   3,883,915
  Proceeds from sales and redemption of short-
   term and other investments                      17,401     110,446
  Acquisition of a newly controlled company,           --          --
   net of cash acquired
  Acquisition of businesses                            --     (74,751)
  Refund (payment) of guarantee deposits--net      15,643    (118,411)
  Other                                            (6,794)    (38,020)
---------------------------------------------------------- -----------
      Net cash used in investing activities    (1,121,984) (3,013,611)
---------------------------------------------------------- -----------

                                                Interim    Fiscal Year
                                                 Period       Ended
                                                  Ended     March 31,
                                                September      2007
                                                 30, 2006
                                               -----------------------
                                               Thousands   Thousands
                                                  of Yen      of Yen
----------------------------------------------------------------------
FINANCING ACTIVITIES:
  Proceeds from issuance of short-term
   borrowings with initial maturities over
   three months and long-term borrowings        4,350,000  10,500,000
  Repayments of short-term borrowings with
   initial maturities over three months and
   long-term borrowings                        (1,219,487) (7,639,963)
  Proceeds from securities loan agreement         977,040   1,057,680
  Repayments of securities loan agreement      (1,495,680) (2,057,280)
  Principal payments under capital leases      (1,707,548) (3,259,875)
  Increase (decrease) in short-term borrowings
   with initial maturities less than three
   months--net                                 (3,155,000) (3,355,000)
  Proceeds from issuance of subsidiary stock to
   minority shareholders                               --     194,679
  Amount of dividend payment                           --          --
---------------------------------------------------------- -----------
      Net cash provided by (used in) financing
       activities                              (2,250,675) (4,559,759)
---------------------------------------------------------- -----------

EFFECT OF EXCHANGE RATE CHANGES ON CASH            (7,047)       (614)

NET DECREASE IN CASH                             (867,276)   (172,477)
CASH, BEGINNING OF EACH PERIOD                 13,727,021  13,727,021
---------------------------------------------------------- -----------
CASH, END OF EACH PERIOD                       12,859,745  13,554,544
---------------------------------------------------------- -----------


ADDITIONAL CASH FLOW INFORMATION:
Interest paid                                     193,869     383,461
Income taxes paid                                 211,428     347,826

NONCASH INVESTING AND FINANCING ACTIVITIES:
  Acquisition of assets by entering into
   capital leases                                 918,273   2,664,706
  Purchase of minority interests of                    --          --
   consolidated subsidiaries through
   share exchanges
  Acquisition of business and a company:
    Assets acquired                                    --     236,307
    Cash paid                                          --     (74,751)
    Liabilities assumed                                --     161,556
----------------------------------------------------------------------

(Note)
The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 114.97, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of September 28, 2007.

[PG NUMBER]

Principal Standard Items for Preparation of Consolidated  Financial Statements
------------------------------------------------------------------------------
for the Interim Period Ended September 30, 2007
-----------------------------------------------
The Terminology, Form, and Preparation Methods for the Consolidated Financial Statements for the Interim Period Ended September 30, 2007

  The consolidated financial statements for the interim period ended September 30, 2007 have been prepared under the accounting principles, procedures and ways of presentations requested for the issuance of American Depository Receipts ("ADRs") and others (generally accepted accounting principles in the United States of America ("U.S. GAAP"), including Accounting Research Bulletins ("ARB"), Accounting Principles Board ("APB") Opinions, Statement of Financial Accounting Standards ("SFAS") and related interpretation guidelines) in accordance with the provisions of article 87 "provisions for the terminology, form, and preparation methods for interim consolidated financial statements" (Ministry of Finance, ordinance No. 24, 1999).

  IIJ registered the issuance of ADRs under the United States Securities and Exchange Commission ("the United States SEC") and listed the ADRs on NASDAQ market in August 1999. Accordingly, IIJ regularly files its annual report on Form 20-F in English with the United States SEC, including consolidated financial statements in English prepared under U.S. GAAP, in accordance with Rule 13 of the U.S. Securities Exchange Act of 1934, as amended.

  Summary of Significant Accounting Policies.

Basis of Presentation

  IIJ maintains its record in accordance with generally accepted accounting principles in Japan. Certain adjustment and reclassifications have been incorporated in the accompanying consolidated financial statements to conform to U.S. GAAP. These adjustments were not recorded in the statutory accounts.

   In this document, a part of the financial statements for the interim period ended September 30, 2006 is reclassified in accordance with the representation of the financial statements for the interim period ended September 30, 2007.

Consolidation

   The consolidated financial statements for the interim period ended September 30, 2007 include the accounts of IIJ and all of its subsidiaries, Net Care, IIJ-Tech, IIJ-FS, NCJ, which was established in August 2006, GDX, in which IIJ invested in April 2007, hi-ho, which became IIJ's consolidated subsidiary in June 2007 and IIJ America, which all, except for IIJ America, have interim periods ending September 30. IIJ America's interim period end is June 30 and such date was used for purposes of preparing the consolidated financial statements for the interim period ended September 30, 2007 as it is not practicable for the subsidiary to report its financial results as of September
30. There were no significant events that occurred during the intervening period that would require adjustment to or disclosure in the accompanying consolidated financial statements. Intercompany transactions and balances have been eliminated in consolidation. Investments in companies over which IIJ has significant influence but not control are accounted for by the equity method. For other than a temporary decline in the value of investments in equity method investees below the carrying amount, the investment is reduced to fair value and an impairment loss is recognized.

   A subsidiary or equity method investee may issue its shares to third parties at amounts per share in excess of or less than the Company's average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the change in ownership are recorded in income for the year in which such shares are issued.

Use of Estimates

   The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions used are primarily in the areas of evaluation of cost method investments, valuation allowances for deferred tax assets, allowance for doubtful accounts, determination of pension benefit costs and obligations, estimated useful lives of fixed assets and impairment of long-lives assets. Actual results could differ from those estimates.

Revenue Recognition

   Revenues from customer connectivity services consist of Internet connectivity services for corporate users and Internet connectivity services for home users. Internet connectivity services for corporate users represent IP services and broadband services such as IIJ FiberAccess/F Service. Internet connectivity services for home users are provided under IIJ brand such as IIJ4U and IIJmio, hi-ho brand and others, and include dial-up services, optical fiber or ADSL based broadband services. The term of these contracts is one year for Internet connectivity services for corporate users and generally one month for Internet connectivity services for home use. All these services are billed and recognized monthly on a straight-line basis.

   VAS revenues consist principally of sales of various Internet access-related services such as firewall services. VAS also include monthly fees from data center services such as housing, monitoring, and security services. Other revenues under connectivity and VAS consist principally of Wide-area Ethernet services and call-center customer support. The terms of these services are generally for one year and revenues are recognized on a straight-line basis during the service period.

   Initial set up fees received in connection with connectivity services and VAS are deferred and recognized over the contract period.

   SI revenues consist principally of the development of Internet network systems and related maintenance, monitoring and other operating services. The development of the Internet network systems includes planning, systems design, and construction services, and equipment and software purchased from third parties. SI service is subject to the Emerging Issues Task Force ("EITF") Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables". For deliverables in multiple-element arrangements, the guidance below is applied for separability and allocation. A multi-element arrangement is separated into more than one unit of accounting if all of the following criteria are met:

-  The delivered item(s) has value to the client on a stand-alone basis;

- There is objective and reliable evidence of the fair value of the undelivered item(s); and

- If the arrangement includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the company.

   If these criteria are not met, the arrangement is accounted for as one unit of accounting which would result in revenue being recognized on a straight-line basis or being deferred until the earlier of when such criteria are met or when the last undelivered element is delivered. If these criteria are met for each element and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration is allocated to the separate units of accounting based on each unit's relative fair value.

   The period for the development of the systems is less than one year and revenues are recognized when network systems and equipment are delivered and accepted by the customer. When the equipment or system is delivered prior to other elements of the arrangement, revenue is deferred until other service elements are completed and accepted by the customer because the customer may return all of the equipment or system in the event that the Company does not complete other service elements. Maintenance, monitoring and operating service revenues are recognized ratably over the separate contract period, which is generally for one year.

   Equipment sales are reported on a gross or net basis in accordance with EITF Issue No. 99-19 "Reporting Revenue Gross as a Principal versus Net as an Agent". Revenues are recognized when equipment is delivered and accepted by the customer. Title to equipment passes when equipment is accepted by the customer.

Allowance for Doubtful Accounts

   An allowance for doubtful accounts is established in amounts considered to be appropriate based primarily upon the Company's past credit loss experience and an evaluation of potential losses in the receivables outstanding.

Other Investments

   In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company classifies its marketable equity securities as available-for-sale securities, which are accounted for at fair value with unrealized gains and losses excluded from earnings and reported in accumulated other comprehensive income (loss). The cost of securities sold is determined based on average cost.

   The Company reviews the fair value of available-for-sale securities on a regular basis to determine if the fair value of any individual security has declined below its cost and if such decline is other than temporary. If the decline in value is judged to be other than temporary, the cost basis of the investment is written down to fair value. Other than temporary declines in value are determined taking into consideration the extent of decline in fair value, the length of time that the decline in fair value below cost has existed and events that might accelerate the recognition of impairment. The resulting realized loss is included in the consolidated statements of income in the period in which the decline is deemed to be other than temporary.

   Non-marketable equity securities are carried at cost as fair value is not readily determinable. If the value of a security is estimated to have declined and such decline is judged to be other than temporary, the security is written down to the fair value. Determination of impairment is based on the consideration of such factors as operating results, business plans and change in the regulatory, economic or technological environment of the investees. For purposes of computing an impairment loss, fair value is determined as the Company's interest in the net assets of investees.

Inventories

   Inventories consist mainly of network equipment purchased for resale and work-in-process for development of Internet network systems. Network equipment purchased for resale is stated at the lower of cost, which is determined by the average-cost method, or market. Work-in-process for development of network systems is stated at the lower of actual production costs, including overhead cost, or market. Inventories are reviewed periodically and items considered to be slow-moving or obsolete are written down to their estimated net realizable value.

Leases

   Capital leases, which meet specific criteria noted in SFAS No.13, "Accounting for Leases", are capitalized at the inception of the lease at the present value of the minimum lease payments. All other leases are accounted for as operating leases. Lease payments for capital leases are apportioned to interest expense and a reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Operating lease payments are recognized as an expense on a straight-line basis over the lease term.

Property and Equipment

   Property and equipment are recorded at cost. Depreciation and amortization of property and equipment, including purchased software and capitalized leases, are computed principally using the straight-line method based on either the estimated useful lives of assets or the lease period, whichever is shorter.

   The useful lives for depreciation and amortization by major asset classes are as follows:

----------------------------------------------------------------------------------------------------
                                                                    Range of useful lives
----------------------------------------------------------------------------------------------------
  Data communications, office and other equipment                          2 to 15 years
  Leasehold improvements                                                   3 to 15 years
  Purchased software                                                             5 years
  Capitalized leases                                                        4 to 7 years
----------------------------------------------------------------------------------------------------

Impairment of Long-lived Assets

   Long-lived assets consist principally of property and equipment, including those items leased under capital leases. The Company evaluates the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." There were no impairment losses for long-lived assets for the interim period ended September 30, 2007.

Goodwill and Intangible Assets

   In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill (including equity-method goodwill) and intangible assets that are deemed to have indefinite useful lives are not amortized, but are subject to impairment testing. Impairment testing is performed annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The Company performs annual impairment tests on March 31.

Pension and Severance Indemnities Plans

   The Company has pensions plans and, or severance indemnities plans. The cost of the pension plans and severance indemnities plans are accrued based on amounts determined using actuarial methods.

   On September 29, 2006, the FASB issued SFAS No.158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB statements No. 87, 88, 106, and 132(R)." ("SFAS No. 158"). SFAS No. 158 requires an employer that sponsors one or more defined benefit pension plans or other postretirement plans to 1) recognize the funded status of a plan, measured as the difference between plan assets at fair value and the benefit obligation, in balance sheet; 2) recognize in shareholders' equity as a component of accumulated other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not yet recognized as components of net periodic benefit cost; 3) measure defined benefit plan assets and obligations as of the date of the employers' fiscal year-end balance sheet; and 4) disclose in the notes to the financial statements additional information about the effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation.

   The Company adopted SFAS No. 158 effective March 31, 2007. The adoption of SFAS No. 158 resulted in a decrease in total shareholders' equity of JPY 111,731 thousand as of March 31, 2007.

Income Taxes

   The provision for income taxes is based on earnings before income taxes and includes the effects of temporary differences between assets and liabilities recognized for financial reporting purposes and income tax purposes and operating loss carryforwards. Valuation allowances are provided against deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Foreign Currency Transaction

   Foreign currency financial statements have been translated in accordance with SFAS No. 52, "Foreign Currency Translation." Pursuant to this statement, the assets and liabilities of a foreign subsidiary and an equity method investee are translated into Japanese yen at the respective period-end exchange rates. All income and expense accounts are translated at average rates of exchange. The resulting translation adjustments are included in accumulated other comprehensive income.

   Foreign currency assets and liabilities, which consist substantially of cash denominated in U.S. dollars, are stated at the amount as computed by using period-end exchange rates and the resulting transaction gain or loss is recognized in earnings.

Derivative Financial Instruments

   All derivatives are recorded at fair value as either asset or liabilities in the balance sheet in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138 and No. 149 (collectively, "SFAS No. 133"). In accordance with SFAS No. 133, the Company designated interest swap contracts as a hedge of the variability of cash flows to be paid related to interest on floating rate borrowings (cash flow hedge) and the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income and subsequently reclassified into earnings when the underlying transaction affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately.

   The Company enters into contracts to hedge interest rate risks and does not enter into contracts or utilize derivatives for trading purposes.

Stock-based Compensation

   On April 1, 2006, the Company adopted SFAS No. 123R, "Share-Based Payment" and the related interpretations, which requires compensation expense for stock options and other share-based payments to be measured and recorded based on the instruments' fair value, by using the modified prospective application method. SFAS No. 123R requires recognizing expenses for share-based payments granted prior to the adoption date equal to the fair value of unvested amounts over the remaining requisite service recognized. As all existing granted stock-based awards of the Company have vested, the adoption of SFAS No.123R did not have any impact on the Company's consolidated financial position or results of operations.

Research and Development

   Research and development costs are expensed as incurred.

Advertising

   Advertising costs are expensed as incurred and are recorded in "Sales and marketing."

Basic and Diluted Net Income per Common Share

   Basic net income per common share is computed by dividing net income by the weighted-average number of shares of common stock outstanding during the period. Diluted net income per common share reflects the potential dilutive effect of stock options and convertible bonds. (See "NET INCOME PER SHARE (Unaudited)" in the latter part of this document for details.)

Other Comprehensive Income (Loss)

   Other comprehensive income (loss) consists of translation adjustments resulting from the translation of financial statements of a foreign subsidiary, unrealized gains or losses on available-for-sale securities and gains or losses on cash flow hedging derivative instruments.

Segment Reporting

   SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise that engage in business activities from which it may earn revenues and incur expense and for which separate financial information is available that is evaluated regularly by the chief operation decision maker in deciding how to allocate resources and in assessing performance.

   The Company provides a comprehensive range of network solutions to meet its customers' needs by cross-selling a variety of services, including Internet connectivity services, VAS, SI and sales of network-related equipment. The Company's chief operating decision maker, who is the Company's Chief Executive Officer, regularly reviews the revenue and cost of sales on a consolidated basis and makes decisions regarding how to allocate resources and assess performance based on a single operating unit.

New Accounting Standards

   In June 2006, the FASB issued FIN No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB statement No. 109" ("FIN No. 48") which clarifies the accounting for uncertainty in income tax recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest, and penalties, accounting in interim periods, disclosure, and transition. The Company adapted FIN No. 48 from the interim period ended September 30, 2007. The adoption of FIN No. 48 did not have a material effect upon the Company's financial position or results of operations.

   In September 2006, the FASB issued SFAS No.157, "Fair Value Measurements" which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements and is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of adopting this Statement.

   In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," which permits entities to choose to measure many financial instruments and certain other items at fair value. This Statement's objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.

   SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of adopting this Statement.

NET INCOME PER SHARE (Unaudited)
--------------------------------

   The basic net income per share and diluted net income per share in the interim period ended September 30, 2007 and 2006 was as follows.

---------------------------------------------------------------------------------------------------------------------
                                                       Interim Period Ended              Interim Period Ended
                                                        September 30, 2007                September 30, 2006
---------------------------------------------------------------------------------------------------------------------
  Numerator:
   Net income (Thousands of Yen)                                       3,477,400                         2,853,920
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
  Denominator:
   Basic weighted average number of shares of                            206,002                           203,989
   common stock outstanding
   Effect by stock option                                                    226                               177
---------------------------------------------------------------------------------------------------------------------
   Diluted weighted average number of shares                             206,228                           204,166
   of common stock outstanding
---------------------------------------------------------------------------------------------------------------------

  Basic net income per share                                              16,880                            13,991
---------------------------------------------------------------------------------------------------------------------
  Diluted net income per share                                            16,862                            13,978
---------------------------------------------------------------------------------------------------------------------

   For the interim period ended September 30, 2007 and 2006, the number of the potentially dilutive shares excluded from the computation of diluted net income per share because the exercise prices of the options were greater than the average market price of the common shares was 950 shares.

SUBSEQUENT EVENTS (Unaudited)
-----------------------------

On October 31, 2007, IIJ made an additional investment of JPY 485,000 thousand to TN (common stock: JPY 22, 500 thousand), its equity method investee. As a result, TN became IIJ's 66.9% owned consolidated subsidiary.

On November 12, 2007, IIJ's board of directors resolved to pay a cash dividend of JPY 750 per share of common stock for the interim period ended September 30, 2007 (record date: September 30, 2007, the total amount of dividend payments: JPY 154,859 thousand).

OTHERS
------

   Notes regarding leases, equity securities, derivatives and stock option plans are omitted because they do not have enough materiality to be disclosed on the day of announcement of this document.

(Reference) STATUS OF PRODUCTION, RECEIPT OF ORDER AND SALES ACTIVITIES (unaudited)

(1) Results of Production
   Results of production for the interim period ended September 30, 2007 is as follows.


--------------------------------------------------------------------------------------------------------------------
                                                     Interim period ended September 30, 2007
--------------------------------------------------------------------------------------------------------------------
                                             JPY Thousands                             YoY Change (%)
--------------------------------------------------------------------------------------------------------------------
  SI                                                         11,502,203                                     +15.1
--------------------------------------------------------------------------------------------------------------------
            Total                                            11,502,203                                     +15.1
--------------------------------------------------------------------------------------------------------------------

*1 Consumption tax is not included.
*2 The YoY change (%) in this table shows an increase or decrease percentage compared to the interim period ended September 30, 2006.
*3 Results of production for Internet connectivity services, VAS and equipment sales are not included, since the Company does not produce for.

(2)      Results of Orders

   Result of orders for the interim period ended September 30, 2007 is as follows.

--------------------------------------------------------------------------------------------------------------------
                                                     Interim period ended September 30, 2007
--------------------------------------------------------------------------------------------------------------------
                                    Order received       YoY Change (%)        Order backlog       YoY Change (%)
                                   (JPY Thousands)                            (JPY Thousands)
--------------------------------------------------------------------------------------------------------------------
  SI and equipment sales                   24,651,143             +33.0               18,938,362            +82.8
--------------------------------------------------------------------------------------------------------------------
            Total                          24,651,143             +33.0               18,938,362            +82.8
--------------------------------------------------------------------------------------------------------------------

*1 Consumption tax is not included.
*2 The YoY change (%) in this table shows an increase or decrease percentage compared to the interim period ended September 30, 2006.
*3 Results of receiving orders and order backlog for Internet connectivity services and VAS are not included, since the Company does not produce for. *4 SI and equipment sales are totaled, as they cannot be classified properly at the stage of receiving orders.

(3)      Results of Sales

   Results of sales for the interim period ended September 30, 2007 is as follows.

---------------------------------------------------------------------------------------------------------------------
                                      Interim period ended       Interim period ended              Change
                                        September 30, 2007          September 30, 2006
---------------------------------------------------------------------------------------------------------------------
                                          JPY Thousands              JPY Thousands              JPY Thousands
---------------------------------------------------------------------------------------------------------------------
  Connectivity and VAS:                           14,806,706                 12,019,487                  2,787,219
    Connectivity (corporate use)                   5,981,284                  5,532,282                    449,002
    Connectivity (home use)                        2,294,848                    983,157                  1,311,691
    VAS                                            4,484,467                  3,647,219                    837,428
    Other                                          2,046,107                  1,856,829                    189,278
---------------------------------------------------------------------------------------------------------------------
   SI:                                            14,302,188                 13,252,936                  1,049,252
   Systems construction                            6,720,912                  6,648,818                     72,094
   Systems operation and                           7,581,276                  6,604,118                    977,158
   maintenance
---------------------------------------------------------------------------------------------------------------------
   Equipment sales                                   881,350                  1,171,611                   (290,261)
---------------------------------------------------------------------------------------------------------------------
              Total                               2,990,244                  26,444,034                 23,546,210
---------------------------------------------------------------------------------------------------------------------

*1 Consumption tax is not included.
*2 Sales from each customer and its ratio to the total sales for the interim period ended September 2007 and 2006 are omitted as there is no customer the sales from which is over 10% to the total sales.


    CONTACT: Internet Initiative Japan Inc.
             Taisuke ONO, +81-3-5259-6500
             IIJ Investor Relations Office
             ir@iij.ad.jp
             http://www.iij.ad.jp/

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                Internet Initiative Japan Inc.




Date: November 13, 2007         By: /s/ Koichi Suzuki
                                    --------------------------------------------
                                    Koichi Suzuki
                                    President, Chief Executive Officer and
                                    Representative Director